DAVIS LEGAL ADVISORS since 1892
& company LLP RECEIVED from the office of: Nancy Charles, Paralegal
direct tel: 604.643.6424
direct fax: 604.605.3557
ncharles@davis.ca

2007 MAR 22 A 10:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

file number: 67066-00001

March 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302 U.S.A.

07022011

SUPPL

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

Dear Sirs and Mesdames:

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Company"), copies of the following documents which have been publicly filed in Canada during the month of February:

1. Material Change Report dated February 8, 2007 with respect to (i) updates on the Company's Dominion Reefs Uranium Mine, Honeymoon Uranium Project, its U.S. growth strategy, its subsidiary Aflease Gold, and exploration activities in South Africa, Australia and Canada; and (ii) changes in the Company's management team;

2. News Release disseminated February 12, 2007;

3. Arrangement Agreement between the Company and UrAsia Energy Ltd. ("UrAsia") dated February 11, 2007;

4. Material Change Report dated February 16, 2007 with respect to the Company and UrAsia entering into the above Arrangement Agreement, whereby the Company will acquire all of the outstanding common shares of UrAsia, subject to approval by UrAsia shareholders and all regulatory approvals;

5. News Release disseminated February 23, 2007.

dlw 3/22

My contact particulars are on the top of the first page of this letter should you have any questions or concerns with regard to this information.

Yours truly,

DAVIS & COMPANY LLP

Per: Lesley Rigby for

Nancy Charles
Paralegal
NAC/ljr

Encls.
cc: SXR Uranium One Inc.
Attn: Mr. John Sibley

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

Item 2. Date of Material Change

January 30, 2007

Item 3. News Release

The news release attached hereto as Schedule "A" was disseminated via CNW Group on January 30, 2007.

Item 4. Summary of Material Change

sxr Uranium One Inc. ("Uranium One") provided an update on progress at its development and exploration projects comprising its Dominion Reefs Uranium Mine, Honeymoon Uranium Project, its U.S. growth strategy, and its 71.4% owned subsidiary Aflease Gold Limited ("Aflease Gold"). Uranium One also provided updates on its exploration activities in South Africa, Australia, and Canada.

Uranium One announced several changes to its management team. In order to create capacity for the development of acquired assets, a new Projects and Integration Team has been created. The Projects and Integration Team will be tasked with the investigation, approval and implementation of such projects as identified by the Company on a global basis.

Bruce Jones, formerly Executive Vice President, Africa and Europe, has been appointed to lead this team and now holds the title of Executive Vice President, Projects and Integration. Robert van Niekerk will now assume the role of Executive Vice President, Africa and Europe with primary focus on Dominion. Robert was previously Executive Vice President, Aflease Gold. Norman Schwab has been appointed Acting Chief Operating Officer at Aflease Gold. Norman previously held the position of Vice President, Mining and Projects at Aflease Gold.

Item 5. Full Description of Material Change

See attached Schedule "A" for the news release dated January 30, 2007.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8. **Executive Officer**

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler,
Vice President, Investor Relations
Tel: 1.416.350.3657

Item 9. **Date of Report**

February 8, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Provides Update on Operations, Organic Growth Initiatives and Announces Changes to Management

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, Ontario, and JOHANNESBURG, South Africa, Jan. 30 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to provide an update on progress at its development and exploration projects as well as to announce several key management changes.

Dominion Reefs Uranium Mine

The Dominion Reefs Uranium Mine (DRUM) remains on schedule for commencement of production on February 28, 2007 and the production for the year 2007 projected in the October 26, 2006 independent technical report on the Dominion project feasibility study is expected to be met.

Permitting

Uranium One received its new order mining right for Dominion, as well as approval for its Environmental Management Programme in October 2006. In December 2006 Uranium One also received an additional water discharge permit from the South African Department of Water Affairs and Forestry to release an additional 70 l/s. This permission is in addition to the water use license granted in July 2006 and was required to enable the mine to discharge shaft water that is not required for the operation at present.

The Company has been advised by the National Nuclear Regulator of South Africa (the NNR) that its application for the Certificate of Registration required in connection with the Project has been approved in principle and issuance of the Certificate is expected imminently. In accordance with applicable regulatory requirements, applications for amendments to the Certificate of Registration relating to subsequent stages of the Project will be submitted by Uranium One to the NNR in due course.

Dominion Mill

The uranium plant is being commissioned in a staged approach and is on target for the start-up of production under atmospheric leach conditions during the first quarter of 2007. The pressure leach section will then be brought on line during April 2007. This staged approach facilitates a quicker ramp-up of production and recovery rates.

The crushing, milling and densification circuits were successfully commissioned on November 21, 2006. Gold ore and slimes material are currently being processed through these circuits. At present, the water, sulphuric acid, lime and ammonia storage facilities as well as the supply pumps and services are being commissioned. The coal-fired boiler has been cold commissioned and is now being hot commissioned.

The plant design allows for the pre-leach and pressure leach circuits to be bypassed. This allows for the staged commissioning of the circuit, from the crushing and milling stages through to atmospheric leaching, counter current decantation thickeners, pin bed clarifier, solvent extraction and ADU production. The more complex pressure leach circuit will be commissioned once the rest of the plant is operating satisfactorily. The brick lining for the first autoclave is scheduled for completion in February 2007 and is scheduled for cold commissioning in March 2007, followed by hot commissioning in April 2007. The commissioning of the pressure leach circuit will bring the plant up to full design efficiency and design throughput of 100,000 tonnes per month per autoclave. The second autoclave will be ready for commissioning in August 2007, thus increasing plant capacity to 200,000 tonnes per month.

The plant production ramp up is initially expected to exceed the ore

production from underground and spare plant capacity will be filled by processing uranium and gold bearing slime from the Dominion dump resource. Test work has shown good recoveries are obtainable from the slime material and an 80,000 tonne per month hydraulic sluicing facility has been commissioned to supplement production from underground.

Mine Construction

At the Rietkuil Section, total development of the R1 decline stands at 1,213 metres. The Rietkuil incline shaft has been dewatered and re-commissioned to 5 level, where mine development operations have commenced. At the Dominion Section, development of the D1 and D2 declines total 690 and 280 metres, respectively. Mine development operations at the Dominion Section have commenced on 1 level.

Underground mine development is at an advanced stage, with over 3,800 metres of footwall development. In addition, approximately 458 metres of working face has now been opened up and stoping has commenced. Stoping at the Rietkuil Section commenced on January 3, 2007 and blasting continues on a daily basis. In the Dominion Section, the first blast on the D2 reef horizon took place on January 13, 2007.

DRUM Resource Update

On January 17, 2007, Uranium One announced an updated resource estimate for the Dominion Reefs Uranium Mine. This update showed a 37% increase in the Indicated uranium resources over the estimate reported in June 2006. The current mineral resource estimate shows an Indicated uranium resource of 36.4 million tonnes at a grade of 0.81 kg/tonne, containing 64.9 million pounds U(3)O(8). The focus of the current and ongoing exploration is to further increase the Indicated resource base by upgrading existing Inferred resources, such that mine planning may be expedited for production purposes and to evaluate the Company's ability to expand the rate of production to approximately 7.0 million pounds by 2012.

Potential Expansion of DRUM

The feasibility study for the Dominion Reefs Uranium Mine considered Phase 1 of the current mine plan, whereby an extraction rate of 200,000 tonnes per month of ore is planned for a 10 year duration, attaining in excess of 4.0 million lbs U(3)O(8) per annum at peak production. A preliminary assessment for Phase 2 was also presented and has been designed to sustain production rates at 200,000 tonnes per month for an additional 20 years.

Conceptual studies on Phases 3 and 4 of the mine plan are currently being undertaken and are scheduled to be completed by Q3 2007. Phase 3 and Phase 4 consider an increase in throughput capacity from 200,000 tonnes per month to 300,000 tonnes per month and 400,000 tonnes per month, respectively.

Current exploration activities are focussed on expanding the Indicated resource base in anticipation of supporting mine planning for the Phase 3 and Phase 4 expansions. This is being achieved through the delineation of down dip extensions of the higher grade channels and by delineating new shallow orebody extensions such as at Dominion North.

Access in the shallower (less than 500 metres below surface) areas will be by additional declines. Vertical shafts are planned to access the deeper areas, with a 1,000 metre deep vertical shaft being considered for the down dip extensions in the Rietkuil area.

A definitive cost estimate for expanding the plant capacity to 300,000 tonnes per month is being conducted by Bateman Africa. This expansion would include the addition of a SAG (semi-autogenous grinding) mill, a separate 100,000 tonne per month counter current decantation circuit, an additional autoclave, boiler and the expansion of the present solvent extraction circuit. The existing design and plant lay-out would allow for this expansion, with full integration into the existing plant.

A further increase in effective plant capacity is planned through the introduction of radiometric ore sorting after primary crushing. A 120 tonne

per hour pilot plant has been ordered at a cost of US$4.3 million and will be constructed and commissioned by the end of 2007. Test work has indicated that in excess of 25% of the ore can effectively be sorted and discarded as waste material. Similar plants at other uranium operations (such as Rio Tinto's Rossing Uranium Mine in Namibia) have successfully proven the concept of radiometric sorting. It is anticipated that a full scale radiometric sorting plant could potentially increase plant throughput to 400,000 tonnes per month (4.8 million ore tonnes per year sorted to 3.6 million tonnes of ore processed through the plant per year using radiometric sorting) resulting in potential U(3)O(8) production by 2012 in excess of 7.0 million pounds per year at assumed current grades.

Uranium One will continue to assess areas not yet classified as resources in the Dominion and Rietkuil Sections. Exploration is continuing in these unclassified areas of the Dominion and Rietkuil Sections with the objective of further increasing the Inferred resource base and identifying additional ore-shoots for conversion to Indicated resources.

In addition to the areas being explored at the Dominion and Rietkuil Sections, Uranium One has also been awarded prospecting rights over the westerly extension of the Dominion Reefs (discussed in further detail under Global Exploration Update section below). These prospecting rights consider a Dominion Reef strike extent of approximately 60 km, effectively resulting in more than a 400% increase in the strike length of the Dominion Reefs previously controlled by the Corporation. Within the current mining rights area at Dominion, comprising an approximate 10 km Dominion Reef strike, three ore-shoots have been identified and are classified as Indicated resources. Two of these form the resource base for the current Dominion declines (D1 and D2) and the third (Dominion North) forms part of the resource base for the Phase 3 and Phase 4 production planning. The modelling of these ore-shoots illustrates the significant potential of the newly acquired mineral rights area.

Honeymoon Uranium Project Update

The Honeymoon Uranium Project is an advanced in situ leach project located in South Australia and was approved by the Board of Directors of Uranium One on August 28, 2006 upon review of a feasibility study prepared by Mayfield Engineering, Aker Kvaerner and others.

Work is proceeding on installing the required infrastructure for the Honeymoon Uranium Project. Staff quarters to provide on-site accommodation for 50 employees have recently been delivered and installed along with transportable buildings to provide additional office space. The water treatment and sewerage plants have been ordered. Design work on the access road is under way. Specifications on the power supply are being prepared by ETSA Utilities, South Australia's electricity distributor and easements for the power line are being sought from the relevant land holders.

In addition to a mining lease, Uranium One holds a newly granted ten year uranium export licence which expires on December 31, 2016.

Bateman Engineering has been awarded the Engineering, Procurement and Construction Management (EPCM) Contract for the Honeymoon Uranium Project. Development of the project is proceeding according to schedule with production expected to commence in Q1 2008.

Update on U.S. Growth Strategy

Uranium One continues to pursue growth opportunities in the United States. On January 8, 2007 the Company announced that it had extended for a further three months the period of exclusivity with U.S. Energy to negotiate definitive terms for the acquisition of the Shootaring Canyon uranium mill in Utah and a portfolio of uranium property interests in Utah, Wyoming, Arizona and Colorado.

The United States comprises approximately one-quarter of global nuclear generating capacity, representing annual demand of over 50 million pounds U(3)O(8). Domestic production of U(3)O(8) is currently running at an annualized rate of 4 million pounds per year in the United States. Uranium One believes that a growing preference for reliance upon domestic sources of

energy points to a need to develop domestic uranium resources within the United States.

To support our strategy of pursuing growth in the United States, as well as in other jurisdictions, Uranium One has created a new Projects and Integration Team comprising members of the DRUM project team. This new team will provide the necessary capacity to evaluate and progress acquisition targets as identified by the Company and will provide transitional technical expertise while full local operational teams are being assembled.

Aflease Gold Update

Uranium One's 71.4% owned subsidiary Aflease Gold Limited continues to develop its Modder East gold project located approximately 30 kilometres east of Johannesburg, South Africa. The portal of the decline was completed during the third quarter of 2006 and trackless decline development has initiated from the base of the portal excavation and advanced a total of 500 metres to date.

The Modder East gold project is expected to be completed on schedule, with the first gold pour expected in the third quarter of 2009. N M Rothschild & Sons has been appointed as exclusive financial advisor to Aflease Gold with respect to securing approximately R300 million (approximately US$41 million) in project finance to further fund development activities at Modder East.

Global Exploration Update

South Africa

The Company will continue to drill aggressively throughout 2007, with a focus on further increasing the confidence of the existing Inferred resource base to the Indicated category at the Dominion Uranium Project. This focus will aid Uranium One in completing the preliminary assessment of the potential to expand the Project to a production rate of approximately 7.0 million pounds of uranium oxide annually by 2012.

As discussed in the Company's press release dated January 17, 2007 Uranium One has been formally granted additional prospecting rights to the west of the Dominion Reefs Uranium Mine over an area of 57,565 hectares. Additional prospecting rights are currently pending, which would bring the total area of newly acquired ground to 74,380 hectares. Assuming the formal grant of prospecting rights currently pending, the newly acquired land package would represent approximately 60 kilometres of strike length of the Dominion Reefs, representing more than a 400% increase in the strike length previously controlled by the Company. A map showing the areas covered by the new prospecting rights is available on the Corporation's website at www.uranium1.com.

For 2007, Uranium One has planned a US$14.1 million exploration program in South Africa. This includes a 75,000 metre surface diamond drilling program, focused on the Dominion and Rietkuil Sections, with an overall objective of delineating the down-dip extensions of identified high grade zones as well as newly identified high grade ore-shoots. On the newly acquired prospecting rights, Uranium One is planning a program of airborne geophysics, surface mapping and surface exploration drilling, expected to commence during Q2 2007.

Australia

Uranium One has planned a 2007 exploration budget of US$3.4 million for Australia. The focus of the exploration program for 2007 will be geared towards further development of existing projects as well as generating additional targets for future evaluation.

At the Company's existing projects, the 2007 program will include a deep test drill hole at Karkarook during the first quarter, geophysical surveys on the Stuart Shelf and in the Honeymoon granite area, as well as an initial 15,000 metre rotary mud drill program at Goulds Dam.

Uranium One will also purchase a second PFN tool and will build a logging truck for a platform to run the new PFN tool by the middle of the year.

Canada

On January 11, 2007 Uranium One was notified by Pitchstone Exploration Ltd., that it had completed its requirements under a joint venture agreement between the two companies to earn a 50% interest in five projects in the eastern Athabasca Basin. Pitchstone is the operator of the joint venture and recently announced a C$5 million 2007 exploration programme that anticipates drilling 13,000 metres at the Darby-Candle, Waterfound and Moon Lake properties. An electromagnetic survey is also planned for the Darby-Candle and Lynx Lake properties to test for conductive basement formations.

Management Changes

Uranium One is also pleased to announce several changes to its management team. In order to create capacity for the development of acquired assets, a new Projects and Integration Team has been created. The Projects and Integration Team will be tasked with the investigation, approval and implementation of such projects as identified by the Company on a global basis.

Bruce Jones, formerly Executive Vice President, Africa and Europe, has been appointed to lead this team and now holds the title of Executive Vice President, Projects and Integration. Robert van Niekerk will now assume the role of Executive Vice President, Africa and Europe with primary focus on Dominion. Robert was previously Executive Vice President, Aflease Gold. Norman Schwab has been appointed Acting Chief Operating Officer at Aflease Gold. Norman previously held the position of Vice President, Mining and Projects at Aflease Gold.

Commenting on the Company's progress with its projects, Neal Froneman, Uranium One CEO said:

"I am pleased that Uranium One has delivered on all its targets thus far at Dominion, Honeymoon and at Aflease Gold. All key personnel are now focused on achieving a smooth transition from development to production at Dominion. We are focused on maximizing value for our shareholders by working to expand production at Dominion expeditiously to approximately 7.0 million pounds U(3)O(8) per annum by 2012. We look forward to completing our preliminary assessment of the potential expansion to demonstrate to the market the tremendous organic growth potential within our company."

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States. The Corporation holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact included in this release including, without limitation, statements regarding potential mineralization, reserves, resources, estimates of future mining, recovery, production rates and operating costs, and future plans and objectives of

Uranium One, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Uranium One's expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, availability of capital required to place Uranium One's properties into production, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Uranium One's hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, as well as those factors discussed under "Risk Factors" in Uranium One's Annual Information Form and Management's Discussion and Analysis as filed with securities regulatory authorities in Canada. Although Uranium One has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) ("SAMREC") under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time. A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from

locations such as outcrops, trenches, pits, workings and drillholes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The indicated and inferred resource estimates provided herein in accordance with SAMREC will be reconciled to the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council on August 20, 2000, as may be amended from time to time by the CIM, in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects, ("NI 43-101") in the independent technical report being prepared by SRK for filing in accordance with the requirements of NI 43-101.

Investors are cautioned not to assume that all or any part of the mineral deposits in the Measured and Indicated resource categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in SAMREC. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an Inferred resource exists or is economically or legally mineable.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:15e 30-JAN-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One and UrAsia Energy Announce Combination to Create Emerging Senior Uranium Company

<<
Trading Symbols: SXR - Toronto Stock Exchange,
JSE Limited (Johannesburg Stock Exchange)
UUU - TSX Venture Exchange,
AIM (London Stock Exchange)
>>

TORONTO, ON, VANCOUVER, BC and JOHANNESBURG, South Africa Feb. 12 /CNW/ - sxr Uranium One Inc. ("Uranium One") and UrAsia Energy Ltd. ("UrAsia") are pleased to announce that the two companies have entered into a definitive arrangement agreement whereby Uranium One will acquire all of the outstanding common shares of UrAsia. The acquisition will result in the creation of a new, globally diversified uranium producer with an exciting growth profile and a combined fully-diluted market capitalization of approximately US$5 billion. Subject to shareholder approval, the combined company will continue under the name of Uranium One Inc.

Under the terms of the acquisition, UrAsia shareholders will receive 0.45 common shares of Uranium One for each issued share of UrAsia, representing a value of C$7.05 per share based upon the closing price of Uranium One on the TSX on February 9, 2007. This represents a 13% premium to the closing share price of UrAsia's shares on the TSX Venture Exchange on February 9, 2007 and a 21% premium to the 20 day volume weighted average trading prices of Uranium One's and UrAsia's shares on the TSX and TSX Venture Exchange, respectively.

The new Uranium One will be one of the world's largest uranium companies ranked by market capitalization. The profile of Uranium One will be:

<<
- Estimated combined attributable annual production in excess of 7 million pounds U3O8 from five operations in 2008 (Dominion, Akdala, South Inkai, Kharassan and Honeymoon)

- Estimated cash operating costs of approximately US$10 to US$12 per pound U3O8 in steady state

- Un-hedged and un-capped sales contracts provide exposure to further uranium price increases on substantially all projected production

- Attributable proven and probable reserve base of 49 million pounds of U3O8, indicated resources of 102 million pounds of U3O8 and inferred resources of 269 million pounds of U3O8

- Substantial Russian P1 resources at South Inkai and Kharassan and upside potential at Dominion to drive organic resource growth

- A strong balance sheet with a pro forma cash balance of approximately US$389 million at December 31, 2006

- Industry leading expertise in both conventional and in situ leach (ISL) mining techniques
>>

Further detailed information on reserves and resources can be found in the Additional Reserve and Resource Data section below and in the Other Matters and Cautionary Statement at the end of this release.

The transaction creates an emerging senior uranium company based on the combined project pipeline. The new Uranium One will provide shareholders with the benefits of scale through an increased market capitalization. The combined

entity will be the only company in the uranium sector with production and asset exposure to each of the world's five largest resource jurisdictions, namely Kazakhstan, South Africa, Australia, the United States and Canada.

The Board of Directors of UrAsia has determined that the transaction is in the best interest of UrAsia and its shareholders and that the exchange ratio is fair to the UrAsia shareholders. The Board unanimously recommends that holders of UrAsia shares vote in favour of the transaction.

Paradigm Capital Inc. has provided a fairness opinion to the Board of Directors of UrAsia that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of UrAsia.

Senior officers and directors of UrAsia have agreed to vote in favour of the transaction and lock-up as well as support agreements have been executed.

Commenting on the transaction, Neal Froneman, Uranium One CEO said:

"The combination of Uranium One and UrAsia creates a new, globally diversified uranium company with compelling investment appeal. With imminent production from Dominion in South Africa, combined with an established production profile from the Akdala ISL mine, the new Uranium One will be an exciting low-cost, growth-oriented uranium company, with five mines in operation by Q1 2008. As a result of this acquisition, the competitive advantages of the new Uranium One will be significant, as we will have the technical and financial capabilities to pursue further value enhancing growth opportunities, both organically and through further consolidation."

Phillip Shirvington, CEO of UrAsia added:

"The new Uranium One will be the pre-eminent growth company in the sector, with an unrivalled production growth profile. The Company is well positioned to gain maximum benefit from rising uranium prices. As a director of the new Uranium One, I look forward to contributing to its continued development and growth."

Summary of the Transaction

The business combination of Uranium One and UrAsia will be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) whereby each UrAsia common share will be exchanged for 0.45 Uranium One common shares. After completion of the transaction, it is expected that current Uranium One shareholders will own approximately 40% of the combined company and current UrAsia shareholders will own approximately 60%.

The combination has been unanimously approved by the Boards of Directors of both Uranium One and UrAsia and will be subject to, among other things, approval by a two-thirds majority of holders of UrAsia common shares and regulatory approvals. A meeting of UrAsia shareholders to approve the transaction will be held on or about May 15, 2007. The notice of meeting, information circular and related materials is expected to be mailed in mid-April, 2007.

Paradigm Capital Inc. has provided an opinion to the Board of Directors of UrAsia that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of UrAsia.

The Board of Directors of Uranium One has determined that this transaction is in the best interests of Uranium One shareholders and BMO Capital Markets has provided an opinion to the Board of Directors of Uranium One that the consideration offered pursuant to the arrangement is fair, from a financial point of view, to Uranium One.

If the transaction is not completed, UrAsia has agreed to pay a break fee to Uranium One under certain circumstances of US$90 million. UrAsia has also provided Uranium One with certain other customary rights, including a right to match competing offers.

As the new Uranium One will have a significant United Kingdom and continental European shareholder base, the company will investigate all available alternatives to facilitate continued liquidity for these shareholders.

Management Team and Board of Directors

Neal Froneman will continue as President and Chief Executive Officer of the combined company.

The Board of Directors of the new Uranium One will ultimately consist of nine members, comprising three nominees of UrAsia and six nominees of Uranium One. Ian Telfer will be Non-Executive Chairman and Phillip Shirvington will be one of the UrAsia nominees to the Uranium One Board. Frank Giustra resigned from the Board of UrAsia effective February 11, 2007 in order to permit the UrAsia Board to pursue this transaction without any perception of conflict, as he is also Chairman of Endeavour Financial (UrAsia's financial advisor). Mr. Giustra has confirmed to Uranium One and the UrAsia Board his continued support for the transaction and will assist UrAsia, as financial advisor, to bring the transaction to a timely and successful conclusion. Messrs. Telfer and Shirvington and a third nominee from UrAsia will join Andrew Adams, Ken Williamson, David Hodgson, Terry Rosenberg and Mark Wheatley as Non-Executive Directors of the new Uranium One. At closing, the Board of Directors will be comprised of eight members with the ninth member (one of the Uranium One nominees), being nominated at the next AGM.

Advisors and Counsel

Uranium One's exclusive financial advisor is BMO Capital Markets and its legal counsel is Fasken Martineau DuMoulin LLP. UrAsia's financial advisors are Endeavour Financial International Corporation, Canaccord Adams Limited and Paradigm Capital Inc. and its legal counsel is Stikeman Elliott LLP.

Conference Call

A conference call will be held on February 12, 2007 at 11:00 AM Eastern time to discuss this transaction. A copy of the presentation is available on www.uranium1.com.

Via Telephone:

The local dial-in number will be 416-340-2217. The North American toll free dial-in will be 1-866-696-5910. International participants must dial their international access code followed by 800-8989-6336. The passcode for the live call is 3214593 followed by the number sign.

A replay of the conference call will be available for one week at 416-695-5800 (local) or 1-800-408-3053 (North America toll free). The passcode for the replay is 3214593 followed by the number sign.

Via Webcast:

A live audio webcast of the call will be available at http://events.startcast.com/events/50/B0001

Additional Reserve and Resource Data

In conjunction with the following tables, readers are also urged to read the Other Matters and Cautionary Statement at the end of this press release.

UrAsia Energy Ltd.

<<

Proven Mineral Reserves

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U3O8 (million lbs)
Akdala(1)	2,769	0.057	1,590	4.1

(1) Attributable

Probable Mineral Reserves

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U3O8 (million lbs)
Akdala(1)	8,966	0.057	5,110	13.3

(1) Attributable

Indicated Mineral Resources(2,3)

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U3O8 (million lbs)
Akdala(1)	12,011	0.057	6,850	17.8
Kharassan(1)	791	0.201	1,590	4.1

(1) Attributable
(2) Mineral resources are inclusive of mineral reserves
(3) Mineral resources are not mineral reserves and do not have demonstrated economic viability

Inferred Mineral Resources(2)

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U3O8 (million lbs)
Akdala(1)	6,788	0.062	4,200	10.9
South Inkai(1)	40,390	0.043	16,720	43.5
Kharassan(1)	9,160	0.095	8,700	22.6

(1) Attributable
(2) Mineral resources are not mineral reserves and do not have demonstrated economic viability

Probable Mineral Reserves

Asset	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion	18,454	0.77	31,327	0.99	589

Indicated Mineral Resources(1,2)

Asset	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion	36,385	0.81	64,889	0.91	1,060

Dominion

Dumps	3,375	0.16	1,195	0.51	55
Honeymoon	1,200	2.40	6,500	n/a	n/a
East Kalkaroo	1,200	0.74	2,000	n/a	n/a
Goulds Dam	1,700	1.20	4,400	n/a	n/a

(1) Mineral resources are inclusive of mineral reserves
(2) Mineral resources are not mineral reserves and do not have demonstrated economic viability

Inferred Mineral Resources(1)

Reef Unit	Tonnes (thousands)	U3O8 Grade (kg/tonne)	Contained U3O8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion	219,375	0.38	183,630	0.67	4,752
Billeroo	12,000	0.30	7,900	n/a	n/a

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability

>>

About Uranium One

Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States. The Corporation holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

About UrAsia Energy

UrAsia is a Canadian-based uranium producer that offers investors exposure to low-cost uranium production and growth. The Company creates shareholder value by focusing on the development and operation of low-cost, in-situ leach uranium projects in Central Asia. UrAsia is listed on the TSX Venture Exchange and the Alternative Investment Market (AIM) of the London Stock Exchange, trading under the symbol UUU on both exchanges.

Other Matters and Cautionary Statement

Investors are advised to refer to independent technical reports on Uranium One's material properties are available at www.sedar.com for detailed information with respect to the Corporation's properties. Those technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Scientific and technical information contained herein has been reviewed on behalf of Uranium One by Mr. M.H.G. Heyns, Pr.Sci.Nat. (SACNASP), MSAIMM, MGSSA, Consulting Geologist or by Ms. J.M. Smith, P.GEO Sr VP Corporate Development sxr Uranium One Inc.- both qualified persons for the purposes of NI 43-101.

Neither Uranium One nor Mr. Heyns or Ms. Smith have done sufficient work to classify the historical estimates of UrAsia's P1 resources or Uranium One's resources at Dominion as current mineral reserves or resources. Uranium One does not intend to treat such historical estimates of reserves and resources as a current estimate and the historical estimates should not be relied upon.

Scientific and technical information contained herein has been reviewed on behalf of UrAsia by C. Stewart Wallis, P.Geo. Consulting Geologist - a Qualified Person for the purpose of NI 43-101. Technical Reports prepared by Scott Wilson RPA (formerly Roscoe Postle Associates Inc.) in accordance with NI 43-101. Kharassan Technical Report, dated October 13, 2005, as revised March 25, 2006; South Inkai Technical Report, October 8, as revised March 20, 2006; and Akdala Technical Report, dated October 3, 2005 as revised March 3, 2006. The Technical Reports are available at www.sedar.com.

Historical estimates referred to herein as Russian P1 resources are derived from Kazatomprom documents, an entity of the Government of Kazakhstan. Although Russian P1 Resources do not meet Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on Mineral Resource and Reserve definitions, they are considered relevant because of previous pilot plant production, but should not be relied upon. The CIM resource definition which most closely resembles P1 resources is that of Inferred Resources. However, there is less confidence attributed to a P1 resource since a P1 resource is estimated on the basis of a lower drill density than an inferred resource.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the

business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance; to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, sxr Uranium One Inc., Tel: (416) 350-3657; Jean Nortier, Chief Financial Officer, sxr Uranium One Inc., Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, sxr Uranium One Inc., Tel: (416) 350-3657; Phillip Shirvington, Chief Executive Officer, UrAsia Energy Ltd., Tel: (604) 609-5130; Sally Eyre, Vice President, Corporate Affairs, UrAsia Energy Ltd., Tel: (604) 377-2757; Ben Willey, Buchanan Communications, Tel: + 44 (0)207 466 5118; sxr Uranium One Inc., 390 Bay Street, Suite 1610, Toronto, Ontario, M5H 2Y2; UrAsia Energy Ltd., Suite 3123, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1; For further information about Uranium One or UrAsia, please visit www.uranium1.com or www.urasiaenergy.com/

(SXR.)

CO: sxr Uranium One Inc.; UrAsia Energy Ltd.

CNW 03:55e 12-FEB-07

ARRANGEMENT AGREEMENT

BETWEEN

SXR URANIUM ONE INC.

and

URASIA ENERGY LTD.

February 11, 2007

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 11th day of February, 2007

B E T W E EN:

SXR URANIUM ONE INC., a corporation governed by the federal laws of Canada ("**Uranium One**")

\- and -

URASIA ENERGY LTD., a corporation governed by the laws of the Province of British Columbia, Canada ("**UrAsia**")

WHEREAS Uranium One and UrAsia propose to combine the business and assets of UrAsia with those of Uranium One;

AND WHEREAS the Parties intend to effect the business combination by way of a plan of arrangement under the provisions of the *Business Corporations Act* (British Columbia) whereby UrAsia will become a wholly-owned subsidiary of Uranium One and the holders of outstanding UrAsia Common Shares will become holders of Uranium One Common Shares, on and subject to the terms and conditions herein contained;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals set forth above), unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

"**Acquisition Proposal**" means, in respect of a Party, any: (a) merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation, or other business combination directly or indirectly involving the Party or any of its Material Subsidiaries; (b) joint venture, where the value of the Party's interest in the joint venture upon entering into the joint venture is equal to 20% or more of the market capitalization of the Party on the principal stock exchange on which its securities are traded as of the close of trading on the last trading day preceding the day on which the Acquisition Proposal is received by such Party; (c) earn-in or similar arrangement where the expenditures to be incurred by the Party are or would reasonably be expected to

be equal to 20% or more of the market capitalization of the Party on the principal stock exchange on which its securities are traded as of the close of trading on the last trading day preceding the day on which the Acquisition Proposal is received by such Party; (d) acquisition of assets of the Party or any of its Subsidiaries having a fair market value equal to 20% or more of the market capitalization of the Party on the principal stock exchange on which its securities are traded as of the close of trading on the last trading day preceding the day on which the Acquisition Proposal is received by such Party (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar effect) in a single transaction or series of transactions; (e) acquisition by a Party or any of its Subsidiaries of any assets or shares of any other Person having a fair market value equal to 20% or more of the market capitalization of the Party on the principal stock exchange on which its securities are traded as of the close of trading on the last trading day preceding the day on which the Acquisition Proposal is made by such Party; (f) any related or unrelated series of transactions which would, in the aggregate, constitute any of the foregoing; or (g) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing; provided that the proposed acquisition by Uranium One of U.S. Energy Corp. and/or one or more of its subsidiaries and/or their assets shall not constitute an "Acquisition Proposal".

"**Agreement**" means this arrangement agreement as amended, restated and/or supplemented and includes the Schedules attached hereto.

"**AIM**" means the Alternative Investment Market of the London Stock Exchange.

"**Applicable Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a Person or its business, undertaking, property or securities.

"**Appropriate Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits, waivers and other approvals (including the expiry of a prescribed time under a statute or regulation that states that a transaction may not be implemented until a prescribed time expires following the giving of notice) of Governmental Entities or self-regulatory organizations, as set out in Schedule 1.1(c) hereto.

"**Arrangement**" means the arrangement involving Uranium One and UrAsia to be effected under the provisions of the BCBCA on the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or provisions hereof or made at the direction of the Court in the Interim Order or the Final Order.

"**Arrangement Resolution**" means the resolution of the UrAsia Securityholders, voting as a single class at the UrAsia Meeting, to be passed by a two-thirds majority of the votes cast approving the Arrangement as required by Applicable Laws, to be substantially in the form and content of Schedule 1.1(b) hereto.

"**BCBCA**" means the *Business Corporations Act* (British Columbia), as amended and the regulations thereunder.

"**Benefit Plans**" means employee benefit, welfare, supplemental employment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to present or former employees, officers, directors or independent contractors of a Person which are currently maintained or participated in by a Person and each loan to an officer or director of a Person.

"**Board of Directors**" means, in respect of a Party, the board of directors of the Party. ...

"**body corporate**" includes a partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, joint venture, company, corporation or any similar entity;

"**Business Day**" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Johannesburg, South Africa, Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada.

"**Canadian Securities Administrators**" means the securities regulators in each of the provinces of Canada.

"**Closing**" shall have the meaning set forth in Section 2.5.

"**Confidentiality Agreement**" shall have the meaning set forth in Section 9.2.

"**Consents**" means those consents, approvals, waivers and other approvals of third parties, other than Governmental Entities or self-regulatory organizations, as set out in Schedule 1.1(d) hereto.

"**Court**" means the Supreme Court of British Columbia.

"**Disclosure Letter**" means, in respect of a Party, the letter from such Party delivered to the other Party and dated the date hereof, which sets forth items that qualify, to the extent specified therein, a correspondingly numbered representation or warranty made by that Party or a covenant given by that Party.

"**Effective Date**" shall have the meaning set forth in the Plan of Arrangement.

"**Effective Time**" shall have the meaning set forth in the Plan of Arrangement.

"**Encumbrance**" (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"**Environment**" means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms.

"**Environmental Laws**" means all applicable federal, state, provincial, municipal or local statutes, regulations, by-laws, orders, rules, policies or guidelines of any Governmental Entity having the force of law, and any requirements or obligations arising under the common law, relating to the Environment, the protection of the Environment, the transportation of dangerous goods or occupational, employee and public health and safety.

"**Environmental Permits**" means all permits, certificates, approvals, consents, authorizations, registrations, directions, instructions and licenses issued by or provided to, as the case may be, any Governmental Entity pursuant to any Environmental Law.

"**Final Order**" means the order of the Court sanctioning the Arrangement, as such order may be amended or modified by the highest court which hears an appeal in respect of such order at any time prior to the Effective Date.

"**GAAP**" means generally accepted accounting principles approved by the appropriate governing body of the relevant jurisdiction.

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Hazardous Materials**" means any chemicals, materials, substances or wastes in any amount or concentration which are defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "toxic wastes", "pollutants," "regulated substances" or "contaminants" or words of similar import under any applicable Environmental Laws.

"**Information Circular**" means the management information circular of UrAsia prepared in respect of the UrAsia Meeting.

"**Interim Order**" means the interim order of the Court, as such order may be amended, made in connection with the approval of the Arrangement.

"**JSE**" means JSE Limited, the Johannesburg stock exchange.

"**Leased Real Property**" means with respect to a Party any real property that is material to the conduct of the business of the Party or its Subsidiaries and is leased under a Real Property Lease.

"**Lock-Up Agreements**" means the agreements to be entered into before the date of the UrAsia Meeting between Uranium One and Ian Telfer, Phillip Shirvington and Frank Giustra, whereby such persons shall agree, *inter alia*, not to sell, transfer or otherwise dispose of more than 10% of (i) the UrAsia Common Shares owned by them, and (ii) the Uranium One Common Shares which they acquire as a result of the Arrangement (including any Uranium One Common Shares acquired on the exercise of UrAsia Options) for a period expiring six months after the Effective Date.

"**Material Adverse Effect**" means, in respect of a Party, any change (including a decision to implement a change made by the directors or senior management of a Party or any of its Subsidiaries), effect, circumstance, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries that is, or would reasonably be expected to be, material and adverse to the business, operations, regulatory status or financial condition of the Party and its Subsidiaries taken as a whole, other than any change, effect, circumstance, event or occurrence relating to: (a) the global economy or securities markets in general; (b) the price of uranium expressed in United States dollars; (c) the rate at which Canadian dollars or United States dollars can be changed for any foreign currency; (d) the uranium mining industry in general and not specifically relating to or disproportionately affecting such Party; and (e) the public announcement of the execution and delivery of this Agreement.

"**Material Subsidiaries**" means: (i) with respect to UrAsia, UrAsia Energy Holdings Ltd., Deanco Limited, Kazakhstanskaya Investitsionnaya Gruppa Astana LLP, Joint Venture Betpak Dala LLP, UrAsia London Limited, Kyzylkum LLP, Christina Investments Ltd., UrAsia In Kyrgyzstan LLC; and (ii) with respect to Uranium One, Uranium One Africa Limited, Uranium One Australia Pty Limited, Aflease Gold Limited, New Kleinfontein Mining Company Limited and New Kleinfontein Goldmine (Pty) Ltd.

"**Meeting Materials**" means the notice of the UrAsia Meeting and the Information Circular, including all schedules thereto, together with the forms of

proxy, letters of transmittal and all other materials to be mailed to UrAsia Securityholders in connection with the UrAsia Meeting, as any of the foregoing may be amended or supplemented from time to time.

"**Mineral Properties**" means with respect to a Party the natural or mineral resource or exploration properties of the Party or its Subsidiaries, and for greater certainty includes any mines or development projects in which the Party or its Subsidiaries has an interest.

"**misrepresentation**", "**material fact**" and "**material change**" have the respective meanings ascribed to them in the Securities Act.

"**Owned Real Property**" means with respect to a Party the real property owned by the Party or its Subsidiaries that is material to the conduct of the business of the Party or its Subsidiaries.

"**Parties**" means Uranium One and UrAsia and "**Party**" means either one of them.

"**Permitted Encumbrances**" means, with respect to a Party and its Subsidiaries:

(a) inchoate or statutory liens for Taxes not at the time overdue, and inchoate or statutory liens for overdue Taxes the validity of which the Party or its Subsidiaries owing such Taxes is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes;

(b) statutory liens incurred or deposits made in the ordinary course of the business of the Party and its Subsidiaries in connection with workers' compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c) liens and privileges arising out of any judgment with respect to which the Party or any of its Subsidiaries intends to prosecute an appeal or proceedings for review but only for so long as there is a stay of execution pending the determination of such appeal or proceedings for review;

(d) security given by the Party or any of its Subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business of the Party and its Subsidiaries;

(e) undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the business of the Party and its Subsidiaries, a claim for which has not been filed or registered pursuant to law or of which notice in writing has not been given to the Party or its Subsidiaries;

(f) any reservations or exceptions contained in the original grants from the Crown;

(g) easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the provisions thereof and that they do not in the aggregate materially detract from the value of the Owned Real Property and will not materially and adversely affect the ability of the Party and its Subsidiaries to carry on their business as it has been carried on in the past;

(h) zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other Persons registered against title to the Owned Real Property, provided that they do not in the aggregate materially detract from the value of the Owned Real Property and will not materially and adversely affect the ability of the Party and its Subsidiaries to carry on their business as it has been carried on in the past; and

(i) royalties and other obligations imposed under the terms of a mining, mineral, exploration or resource claim, concession, lease, contract or other right pursuant to which the Party or any of its Subsidiaries holds its interest in a Mineral Property.

"**Permitted Transaction**" means, any: (a) merger, amalgamation or arrangement involving a Subsidiary of Uranium One as a consequence of which Uranium One indirectly acquires or disposes of any business or assets; (b) share exchange, take-over bid, tender offer, or other business combination involving Uranium One as a consequence of which Uranium One directly or indirectly acquires any business or assets; (b) joint venture involving Uranium One or any of its Subsidiaries; (c) earn-in or similar arrangement involving Uranium One or any of its Subsidiaries; (d) acquisition of the assets of Uranium One or any of its Subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar effect) in a single transaction or series of transactions; (e) acquisition by Uranium One or any of its Subsidiaries of any assets or shares of any other Person; (f) any related or unrelated series of transactions which would, in the aggregate, constitute any of the foregoing; or (g) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing.

"**Person**" means any individual, partnership, limited partnership, limited liability partnership, limited liability company, unlimited liability company, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government or Governmental Entity, however designated or constituted.

"**Plan of Arrangement**" means the plan of arrangement to be proposed under section 288 of the BCBCA, substantially in the form and content attached as Schedule 1.1(a) to this Agreement, as amended, modified or supplemented from time to time in accordance herewith and any order of the Court.

"**Principal Holders**" means Ian Telfer, Phillip Shirvington, Frank Giustra, Robert Cross, Doug Holtby, Massimo Carello, Gordon Keep, Robin Merrifield, Sally Eyre, Susan Speight and Vitaly Melnikov.

"**Public Disclosure Documents**" means, with respect to a Party, all forms, reports, schedules, statements (including financial statements and the notes thereto and any auditors' report thereon) and other documents filed by such Party with the applicable Canadian Securities Administrators and any applicable stock exchange since December 31, 2005, and which are available to the public.

"**Real Property Leases**" means with respect to a Party the leases, subleases, easements and other agreements under which the Party or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is material to the conduct of the business of the Party or its Subsidiaries.

"**Recommendation**" means the recommendation of the Board of Directors of UrAsia, given unanimously except for any director who is required by Applicable Law to abstain from voting thereon due to a conflict of interest, that UrAsia Securityholders approve the Arrangement and vote in favour of approving the Arrangement Resolution.

"**Registrar**" means the Registrar appointed under section 400 of the BCBCA.

"**Release**" includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action defined in any Environmental Law.

"**Securities Act**" means the *Securities Act* (Ontario).

"**Subsidiary**" means, with respect to a Party, (a) the Material Subsidiaries of such Party and (b) any other body corporate of which the Party, directly or indirectly through its interest in or control over one or more other bodies corporate, is entitled to elect a majority of the directors thereof and for greater certainty shall include any body corporate, over which such Party, directly or indirectly through its interest in or control over one or more other bodies corporate, exercises direction or control or which is in a like relation to such a body corporate.

"**Superior Proposal**" means an unsolicited bona fide written Acquisition Proposal in respect of UrAsia which the Board of Directors of UrAsia receives after the date hereof and which it determines in good faith (a) after receiving written advice from counsel (a copy of which shall forthwith be provided to

Uranium One, but the providing of such copy will not be deemed to generally waive any privilege between UrAsia and its outside counsel), that considering, negotiating, approving or recommending to its shareholders such Acquisition Proposal would be a proper exercise of its fiduciary duties under Applicable Laws and (b) after consultation with its financial and legal advisors, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction: (i) more favourable to its shareholders than the Arrangement; (ii) having consideration with a value per UrAsia Common Share equal to at least 105% of the value per UrAsia Common Share provided by the Arrangement; (iii) that is reasonably capable of being completed within a reasonable period of time; and (iv) which is not contingent upon financing.

"**Support Agreements**" means the agreements to be entered into before the date of the UrAsia Meeting between Uranium One and the Principal Holders whereby the Principal Holders shall, *inter alia*, agree to vote in favour of the Arrangement at the UrAsia Meeting.

"**Tax**" or "**Taxes**" means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, dues, duties, rates, fees, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Entity including, but not limited to, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, license, occupation, premium, capital stock, sales, use, real property, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, customs, duties, severance, stamp, occupation, or premium taxes, (ii) all withholdings on amounts paid to or by a Person, (iii) all employment insurance premiums, (iv) pension plan contributions or premiums required under Applicable Laws, (v) any fine, penalty, interest, or addition to tax, (vi) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vii) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

"**Tax Returns**" includes all returns, elections, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes which are required to be filed with, or supplied to, any Governmental Entity with taxing authority.

"**TSX**" means the Toronto Stock Exchange.

"**TSXV**" means the TSX Venture Exchange.

"**Uranium One Common Shares**" means common shares in the capital of Uranium One.

"**Uranium One Fairness Opinion**" means a written opinion from Uranium One's financial advisor, BMO Nesbitt Burns Inc. that as of the date of the opinion, the consideration pursuant to the Arrangement is fair, from a financial point of view, to Uranium One subject to the assumptions and limitations described in such opinion.

"**Uranium One Jeffcott Warrant**" means a warrant entitling Jeffcott Group Ltd. to acquire that number of Uranium One Common Shares that is equal to the number of UrAsia Common Shares that are issuable upon the exercise of the UrAsia Jeffcott Warrant multiplied by 0.45, on substantially the same terms and conditions as are set out in the UrAsia Jeffcott Warrant.

"**Uranium One Options**" means stock options of Uranium One issued pursuant to the Uranium One Stock Option Plan.

"**Uranium One Stock Option Plan**" means the Stock Option Plan of Uranium One dated May 5, 2006.

"**UrAsia Break Fee**" has the meaning set out in Section 6.1.

"**UrAsia Common Shares**" means the common shares in the capital of UrAsia.

"**UrAsia Fairness Opinion**" means a written opinion from UrAsia's financial advisor, Paradigm Capital Inc. that as of the date of the opinion, the consideration to be received by the UrAsia Shareholders under the Arrangement is fair to the UrAsia Shareholders from a financial point of view, subject to the assumptions and limitations described in such opinion.

"**UrAsia Fee Event**" has the meaning set out in Section 6.1.

"**UrAsia Jeffcott Warrant**" means a warrant issued by UrAsia to Jeffcott Group Ltd. on November 7, 2005, which entitles Jeffcott Group Ltd. to acquire 15,476,000 UrAsia Common Shares for no additional consideration in certain circumstances enumerated therein.

"**UrAsia Meeting**" means the special meeting of the UrAsia Securityholders, including any and all adjournments and postponements thereof, called for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

"**UrAsia Options**" means the outstanding options to purchase UrAsia Common Shares issued pursuant to the UrAsia Stock Option Plan.

"**UrAsia Securityholders**" means collectively UrAsia Shareholders and UrAsia Warrantholder.

"**UrAsia Shareholders**" means the holders of UrAsia Common Shares.

"**UrAsia Stock Option Plan**" means the Stock Option Plan of UrAsia dated April 26, 2005.

"**UrAsia Warrantholder**" means the holder of the UrAsia Jeffcott Warrant.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "the Agreement", "hereof", "herein", "hereunder", and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto.

1.4 Number and Gender

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

If any date on which any action is required or permitted to be taken hereunder by any person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.6 Statutory References

Any reference in this Agreement to a statute includes all published rules and regulations made thereunder, all amendments to such statute or the published rules and regulations made thereunder in force from time to time and any statute, published rule or regulation that supplements or supersedes such statute or the rules or regulations made thereunder.

1.7 Entire Agreement

This Agreement (including the Schedules hereto and the Confidentiality Agreement) constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

1.8 Knowledge

In this Agreement, references to "the knowledge of" and similar references mean the actual knowledge, without additional inquiry of (a) Ian Telfer, Frank Giustra, Phillip Shirvington, Robin Merrifield, Sally Eyre and Gordon Keep in the case of UrAsia and (b) Neal Froneman, Jean Nortier, John Sibley, Greg Cochran, Robert van Niekerk and Graham du Preez, in the case of Uranium One.

1.9 Schedules

The following are the Schedules attached to and incorporated into this Agreement by reference and deemed to be a part hereof:

Schedule 1.1(a)	-	Plan of Arrangement
Schedule 1.1(b)	-	Form of Arrangement Resolution
Schedule 1.1(c)	-	Appropriate Regulatory Approvals
Schedule 1.1(d)	-	Consents
Schedule 3.1(c)	-	Material Subsidiaries

ARTICLE 2
THE BUSINESS COMBINATION

2.1 The Arrangement

The business combination of Uranium One and UrAsia shall be effected by way of Arrangement pursuant to section 288 of the BCBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Pursuant to the Arrangement,

(a) each outstanding UrAsia Common Share shall be exchanged for Uranium One Common Shares on the basis of 0.45 of a Uranium One Common Share for each one UrAsia Common Share; and

(b) the UrAsia Jeffcott Warrant shall be exchanged for the Uranium One Jeffcott Warrant.

In connection with the Arrangement the outstanding UrAsia Stock Options shall, as contemplated in section 2.2 of the UrAsia Stock Option Plan, be amended as follows:

(c) the Board of Directors of UrAsia shall pass a resolution, subject to TSXV approval, if required, that upon the completion of the Arrangement (i) each outstanding UrAsia Option will be exercisable for that number of Uranium One Common Shares that is equal to (A) the number of UrAsia Common Shares that are issuable upon the exercise of the UrAsia Option multiplied by (B) 0.45, at an exercise price per share equal to (C) the exercise price of the UrAsia Option divided by (D) 0.45 and (ii) amending the terms of the outstanding UrAsia Options to provide that all UrAsia Options held by (A) the persons identified in

UrAsia's Disclosure Letter provided that such persons have provided the resignations contemplated in Section 4.8(c), and (B) the persons whose office or employment with UrAsia is eliminated or terminated (constructively or expressly, but other than with just cause) within six months of the Effective Date, shall immediately vest upon the Effective Date in the case of the persons in (A) above and the date of such elimination or termination in the case of persons in (B) above, and shall be exercisable for the greater of one year thereafter and any longer period provided under the Uranium One Stock Option Plan as a result of the person's continuing relationship with Uranium One; and

(d) the Board of Directors of Uranium One shall, subject to TSX approval, if required, pass a resolution: (i) assuming, as of the Effective Time, the UrAsia Stock Option Plan and the outstanding UrAsia Options, each as amended by the Board of Directors of UrAsia as contemplated above; and (ii) reserving or allotting for issuance upon exercise of the UrAsia Options, the aggregate number of Uranium One Shares issuable upon exercise of all of the UrAsia Options.

2.2 No Fractional Shares

Notwithstanding Section 2.1, any fractional Uranium One Common Shares issued or issuable to any holder of UrAsia Common Shares, the UrAsia Jeffcott Warrant, or UrAsia Options upon or as a result of the Arrangement shall be rounded down to the nearest whole number, and no cash or other payment in lieu of fractional shares shall be paid to any such holder pursuant to the Arrangement.

2.3 Effective Date

The Arrangement shall become effective at the Effective Time on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.4 Court Proceedings

As soon as is reasonably practicable after the date of execution of this Agreement and in any event by April 15, 2007, UrAsia shall apply to the Court for an order approving the Arrangement and, in connection with such application, UrAsia shall:

(a) file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the UrAsia Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, file, proceed with and diligently prosecute an application for the Final Order which application shall be in form and substance satisfactory to the Parties hereto acting reasonably.

The notices of motion and related materials for the applications referred to in this Section shall be in a form satisfactory to UrAsia and Uranium One and their counsel, each acting

reasonably, and, in the case of the application to the Court for the Interim Order, shall request that the Interim Order provide, among other things:

(c) for the Persons to whom notice is to be provided in respect of the Arrangement for the UrAsia Meeting and for the manner in which such notice is to be provided;

(d) that the requisite approval of the UrAsia Securityholders for the Arrangement Resolution shall be two-thirds of the votes cast thereon by the UrAsia Securityholders present in person or by proxy at the UrAsia Meeting, voting together as a single class, with the UrAsia Warrantholder present in person or represented by proxy at the UrAsia Meeting being entitled to one vote for each UrAsia Common Share issuable upon exercise of the UrAsia Jeffcott Warrant;

(e) for the grant of the dissent rights as contemplated in the Plan of Arrangement; and

(f) that in all other respects, the terms, restrictions and conditions of the articles of UrAsia, including quorum requirements, shall apply in respect of the UrAsia Meeting.

2.5 Closing

The completion of the Arrangement (the "**Closing**") shall be at the offices of Fasken Martineau DuMoulin LLP, Suite 3600, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario at 5:00 p.m. on the Effective Date or at such other time or on such other date (but in any case not later than August 17, 2007) as the Parties may mutually agree upon and each Party shall deliver to the other Party:

(a) the documents required or contemplated to be delivered by it hereunder to complete the Arrangement and the other transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and

(b) written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in this Agreement.

2.6 Completion of Arrangement

Subject to the rights of termination contained in Article 7 hereof, upon the UrAsia Securityholders approving the Arrangement Resolution in accordance with the Interim Order, UrAsia obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, UrAsia shall file with the Registrar all such documents, if any, as may be required to be filed with the Registrar pursuant to the BCBCA to effect the Arrangement.

2.7 Closing Matters

2.7.1 In conjunction with the Closing:

(a) upon the completion of the Arrangement, the number of directors of Uranium One shall be increased to eight (8). All but two of the current directors of Uranium One shall remain directors of Uranium One and UrAsia shall be entitled to nominate three nominees to the Board of Directors of Uranium One, being Ian Telfer (who shall also be appointed as chairman of the Board of Directors), Phillip Shirvington and one other nominee of UrAsia, who, together with any replacements for the foregoing nominees, shall be acceptable to Uranium One, acting reasonably. Such nominees shall be appointed to the board of directors of Uranium One on the Effective Date. One of the current directors of Uranium One shall resign to make way for UrAsia's nominees, but shall be entitled to continue to attend meetings of the Board of Directors of Uranium One as an observer (the "**Observer Member**"). Uranium One shall (i) propose that the number of directors of Uranium One be increased to nine (9) at the next annual general meeting of the shareholders of Uranium One, (ii) nominate for election to the board of directors the persons who are its directors as of the date hereof (including the Observer Member) as well as the three nominees of UrAsia appointed on the Effective Date (or their replacements as provided below), and (iii) solicit proxies in favour of the election of such persons to the board of directors of Uranium One at such meeting;

(b) Neal Froneman shall be one of the Uranium One directors who will resign on the Effective Date to make room for UrAsia's nominees, but he shall be nominated for election to the Board of Directors at the next annual general meeting of the shareholders of Uranium One, and at all times he shall continue as the Chief Executive Officer and President of Uranium One following the Closing;

(c) the Board of Directors of Uranium One, as increased in accordance with subsection 2.7.1(a), shall determine: (i) which personnel of Uranium One and UrAsia will be appointed or retained upon the completion of the Arrangement; and (ii) which offices and personnel of Uranium One and UrAsia will be maintained or retained subsequent to the completion of the Arrangement; and

(d) UrAsia shall use commercially reasonable efforts to cause the persons identified in the UrAsia Disclosure Letter to resign and sign releases in favour of UrAsia concurrently with the completion of the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Mutual Representations and Warranties of UrAsia and Uranium One

Each Party hereby represents and warrants to the other Party the following and acknowledges that the other Party is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a) the Party and each of its Subsidiaries is duly incorporated, amalgamated, continued or formed and organized and is in good standing under the laws of their

respective jurisdictions of incorporation, amalgamation, continuance or formation;

(b) the Party and each of its Subsidiaries is duly qualified to carry on its business (including by being registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation where necessary), and is in good standing, in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect;

(c) all of the Material Subsidiaries of each Party and the ownership of the shares of or interests in each of its Material Subsidiaries are accurately disclosed in Schedule 3.1(c), provided that Uranium One may materially change the nature of its investment in Aflease Gold Limited from the structure shown in such schedule. Except as described in Schedule 3.1(c), all such shares, if any, are validly issued, fully paid and non-assessable, and all such shares or interests are legally and beneficially owned by such Party, free and clear of all Encumbrances of any kind whatsoever. Except as described in Schedule 3.1(c), there are no options, warrants, conversion privileges, pre-emptive rights or other rights, agreements or arrangements obligating the Party or any of its Material Subsidiaries to issue, sell or acquire any securities of or interests in any of its Material Subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of the Material Subsidiaries or any other Person. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of the Party or any of its Material Subsidiaries;

(d) the Party has filed with the applicable Canadian Securities Administrators, the TSX, the TSXV, the AIM, and all other applicable Governmental Entities, as applicable, all forms, reports, schedules, statements and other documents required to be filed by it in all material respects since December 31, 2005;

(e) since December 31, 2005, the Party's Public Disclosure Documents at the time filed, except to the extent that any statements contained therein have been modified or superseded by a later Public Disclosure Document, (i) did not contain any misrepresentation, (ii) contain no untrue statement of a material fact nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement from being misleading in light of the circumstances in which it was made, and (iii) complied in all material respects with the requirements of Applicable Laws;

(f) the Party has not filed any confidential material change report or other document with any applicable Canadian Securities Administrator or any other applicable Governmental Entities since December 31, 2005, which remains confidential;

(g) the Party has the full corporate power, capacity and authority to enter into this Agreement and to execute, deliver and perform its obligations under this Agreement;

(h) this Agreement has been duly authorized, executed and delivered by the Party and constitutes a legal, valid and binding obligation of the Party enforceable against the Party in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally, and subject to the qualifications that equitable remedies, including, without limitation, injunctive relief and specific performance, may be granted only in the discretion of a court of competent jurisdiction;

(i) the execution and delivery of this Agreement, the consummation by the Party of the transactions contemplated in this Agreement and compliance by the Party with the terms of this Agreement do not and will not result in (i) any violation of the articles or by-laws or similar constating documents of the Party or of any of its Subsidiaries, (ii) violate any resolution of the directors or shareholders of the Party, (iii) give rise to a right to terminate or accelerate the due date of any payment or indebtedness due under, (iv) trigger a payment under, (v) conflict with, violate or result in the breach of any term or provision of, or constitute a default (or any event which with notice, or lapse of time, or both, would constitute a default) under, or (vi) result in the execution or imposition of any right, lien, charge or Encumbrance upon any properties, businesses or assets of the Party or any of its Subsidiaries under:

   (i) any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which the Party or any Subsidiary is a party or by which the Party or any Subsidiary or any of their respective properties, businesses or assets is bound or affected;

   (ii) any franchise, license or permit held by the Party or any of its Subsidiaries or of which the Party or any of its Subsidiaries has an interest; or

   (iii) any Applicable Laws or any judgment, order, ruling, decision or decree of any Governmental Entity having jurisdiction over the Party or any Subsidiary or any of their properties, businesses or assets;

   except any such conflicts, violations, defaults, rights, liens, charges or Encumbrances that, individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect on the Party;

(j) no sanction, ruling, consent, order, exemption, permit, consent, waiver or other approval, license order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to the Party or any of its Material Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by the Party, the

performance of its obligations hereunder or the consummation by the Party of the transactions contemplated hereby other than (i) the Appropriate Regulatory Approvals and Consents listed under the name of the Party in Schedules 1.1(c) and 1.1(d) and (ii) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on the Party or prevent or materially delay the consummation of any of the transactions contemplated hereby or materially impair the Party's ability to perform its obligations hereunder;

(k) the consolidated financial statements of the Party (including the notes thereto and any auditors' report thereon) included in its Public Disclosure Documents pursuant to the requirements of Applicable Laws present fairly its consolidated financial position, its consolidated results of operations and cash flows and surplus or deficit and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply; such financial statements have been prepared in conformity with Canadian GAAP, as applicable, consistently applied throughout the periods involved (except as may be indicated in the notes thereto), have been audited in accordance with Canadian generally accepted auditing standards, as applicable (except, in the case of unaudited statements, as permitted by Canadian Securities Administrators), and all adjustments necessary for a fair presentation of the results for such periods have been made (subject, in the case of unaudited statements, to normal year-end audit adjustments);

(l) there are no claims, actions, suits, judgments, investigations or proceedings of any kind outstanding, pending or to the best knowledge of the Party, threatened against or affecting the Party or its Subsidiaries or any of their respective properties and assets or their respective directors, officers or promoters at law or in equity or before any Governmental Entity of any kind that, if adversely determined, would reasonably likely result in a Material Adverse Effect or prevent or materially delay consummation of the Arrangement or prevent the Party from carrying out its obligations hereunder or result in a Material Adverse Effect with respect to such Party, nor is the Party aware of any facts or circumstances that could form the basis for any such claim, action, suit, judgment, investigation or proceeding;

(m) no shareholder rights plan is in force in respect of the Party at the date hereof;

(n) no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Party or any of its Subsidiaries of any material assets of the Party or any of its Subsidiaries and neither the Party nor any of its Subsidiaries has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Person of any securities or any assets which could reasonably be expected to be material to the Party;

(o) the financial books, records and accounts of the Party and its Subsidiaries (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Party and its Subsidiaries and (iii) accurately and fairly reflect the basis for the financial statements of the Party. The Party has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, or any other criteria applicable to such statements and (b) to maintain accountability for assets. The Party's and its Subsidiaries' corporate records and minute books have been maintained in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to the other Party;

(p) neither the Party nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of the Party or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement;

(q) to the Party's knowledge, no investigation or review by any Governmental Entity with respect to the Party or its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same;

(r) except as set out in the Party's Disclosure Letter, the Party has not entered into any agreement that would entitle any person to any valid claim against the Party for a broker's commission, finder's fee, expense reimbursement or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement;

(s) neither the Party nor any of its Subsidiaries has any material liability or obligation, whether direct, indirect, accrued, absolute, contingent or otherwise, which is not disclosed or reflected in its most recent publicly-disclosed consolidated financial statements or any Public Disclosure Documents made available to the public since the date of such financial statements;

(t) there are no related-party transactions other than as disclosed in the Party's Public Disclosure Documents or off-balance sheet structures or transactions with respect to the Party or any of its Subsidiaries;

(u) there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of the Party threatened against the Party or any of its Subsidiaries before any Governmental Entity;

(v) neither the Party nor any of its Subsidiaries is in violation of any term of (i) its articles or by-laws or similar constating documents, (ii) any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which the Party or any Subsidiary is a party or by which the Party or any Subsidiary or any of their respective properties, businesses or assets is bound or affected, (iii) any franchise, license or permit held by the Party or any of its Subsidiaries or of which the Party or any of its Subsidiaries has an interest, (iv) any judgment, order, ruling, decision or decree of any Governmental Entity having jurisdiction over the Party or any Subsidiary or any of their properties, businesses or assets, or (v) any Applicable Laws, the consequence of which violation does or would reasonably be expected to (A) constitute, individually or in the aggregate, a Material Adverse Effect or (B) prevent or materially delay the Arrangement or the performance by the Party of its obligations under this Agreement;

(w) the Party and each of its Subsidiaries has conducted and is conducting its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on or in which its assets are located;

(x) except as set out in the Party's Public Disclosure Documents, the Party and each of its Subsidiaries possess all certificates, authorizations, permits or licenses issued by the appropriate Governmental Entities necessary to conduct the business now operated by them and all such certificates, authorizations, permits and licenses are valid and subsisting and in good standing. The Party and its subsidiaries are in compliance with the terms of such certificates, authorizations, permits and licenses, and, to the Party's knowledge, neither the Party nor its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect on the Party;

(y) the Party and its Subsidiaries (and their respective businesses and operations):

(i) have obtained all Environmental Permits that are required to carry on their respective businesses and operations under all applicable Environmental Laws, and

(ii) are in compliance with all applicable Environmental Laws and Environmental Permits in each jurisdiction in which they carry on business or have assets,

except where the non-compliance with such laws or permits or failure to obtain such permits could not reasonably be expected to have a Material Adverse Effect;

(z) there are no claims pending or, to the knowledge of the Party, threatened against the Party or any of its Subsidiaries alleging the violation of or non-compliance with Environmental Laws or Releases of Hazardous Materials, except for claims which if adversely decided, would not constitute, individually or in the aggregate, a Material Adverse Effect. No Releases of Hazardous Materials have occurred at, from, in, to, on, or under any property currently or formerly owned, operated, controlled, managed or leased by the Party or any of its Subsidiaries at levels that would reasonably be expected to require investigation, remediation, monitoring or other similar response or remedial actions under Environmental Laws. Neither the Party nor any of its Subsidiaries has transported or arranged for the treatment, storage, handling, disposal of any Hazardous Materials to any off-site location that has or could reasonably be expected to result in a claim under or relating to any Environmental Laws against the Party or any of its Subsidiaries, except for claims which, if adversely decided, would not constitute, individually or in the aggregate, a Material Adverse Effect. No facts, circumstances or conditions exist, including, to the knowledge of the Party, the presence of Hazardous Materials at, in, on or migrating to or from any property currently or formerly owned, operated, controlled, managed, or leased by the Party or any of its Subsidiaries, that would reasonably be expected to result in the Party or its Subsidiaries incurring liability under Environmental Laws, which liability constitutes, individually or in the aggregate, a Material Adverse Effect;

(aa) the Party and each of its Subsidiaries have good and marketable title to their assets and properties free and clear of all Encumbrances of any kind whatsoever, other than Permitted Encumbrances and the Encumbrances set out in the Party's Public Disclosure Documents or the Party's Disclosure Letter;

(bb) the disclosure made in the Public Disclosure Documents (including without limitation technical reports) of the Party concerning the Mineral Properties of the Party and its Subsidiaries is complete and accurate in all material respects and all known facts that may impact on the capital costs, operating costs or operational parameters (including without limitation throughput, grade and recovery) of each such Mineral Property are fully and accurately disclosed in the Party's most recent public technical report related to such Mineral Properties, and nothing has come to the attention of the Party to indicate that any of the foregoing statements are or may be inaccurate;

(cc) the Party has provided to the other Party all material information regarding all Mineral Properties owned, leased, or otherwise held by the Party or its Subsidiaries that are material to the conduct of the business of the Party or its Subsidiaries, and all such information as made available to the other Party is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading;

(dd) all interests and rights in the Mineral Properties are (i) owned or held by the Party or its Subsidiaries as owner thereof with good and marketable title, (ii) in good standing, valid, subsisting and enforceable under the Applicable Laws of the

jurisdictions in which the Mineral Properties are located, (iii) sufficient to permit the Party and its Subsidiaries to carry on the business currently carried on by them with respect to the Mineral Properties, and (iv) free and clear of any title defects or Encumbrances, other than Permitted Encumbrances or the Encumbrances set out in the Party's Public Disclosure Documents or the Party's Disclosure Letter;

(ee) any and all of the agreements and other documents and instruments pursuant to which the Party and its Subsidiaries hold the Mineral Properties and/or their interests and rights therein (including any interest in, or right to earn an interest in, any of the Mineral Properties) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof and neither the Party nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged. All leases, licences and claims pursuant to which the Party or any Subsidiary hold the Mineral Properties and/or their interests and rights therein are in good standing in all material respects and neither the Party nor any Subsidiary is in default of any of the material provisions of any such leases, licences and claims nor has any such default been alleged;

(ff) except as set out in the Party's Disclosure Letter, none of the Mineral Properties or any Mineral Rights therein is subject to any option, pre-emption right, right of first refusal or purchase, or acquisition right, in each case except as set out in the Party's Public Disclosure Documents;

(gg) no royalty or other payment is payable in respect of any of the Mineral Properties and all work required to be performed in connection therewith has been performed, in each case except as set out in the Party's Public Disclosure Documents;

(hh) there are no restrictions on the ability of the Party or its Subsidiaries to use, transfer or otherwise exploit any of their interests and rights in the Mineral Properties, and the Party and its Subsidiaries do not know of any claim or basis for any claim that may adversely affect such rights or interests, except as set out in the Party's Public Disclosure Documents;

(ii) neither the Party nor any Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit their interests and rights in the Mineral Properties except as set out in the Party's Public Disclosure Documents;

(jj) the Party and the Subsidiaries have all surface rights, access rights and other rights and interests relating to the Mineral Properties necessary to permit the Party and the Subsidiaries to carry on the business currently carried on by them with respect to the Mineral Properties, and no other property rights are necessary for the conduct of the Party's or its Subsidiaries' business;

(kk) the Party has provided to the other Party all material information regarding all Owned Real Property of the Party and its Subsidiaries and all such information as made available to the other Party is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading. The Party and or its Subsidiaries have good and marketable title to each parcel of such Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and the Encumbrances set out in the Party's Public Disclosure Documents or the Party's Disclosure Letter;

(ll) the Party has provided to the other Party all material information regarding all Real Property Leases of the Party and its Subsidiaries. Each such Real Property Lease constitutes is valid and legally binding on the parties thereto, and is in full force and effect. All rents and other sums and charges payable by the Party and its Subsidiaries as tenants under such Real Property Leases are current and no termination event or condition or uncured default on the part of the Party or any such Subsidiary or, to the Party's knowledge, the landlord, exists under any such Real Property Lease. The Party and its Subsidiaries have a good and valid interest in each parcel of such Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and the Encumbrances set out in the Party's Disclosure Letter;

(mm) all real and tangible personal property of the Party and each of its Subsidiaries necessary for the conduct of the business currently carried on by the Party and its Subsidiaries is in good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and could not be reasonably expected to have, a Material Adverse Effect;

(nn) all material contracts and agreements of the Party and its Subsidiaries have been disclosed in the Party's Public Disclosure Documents and true and correct copies of each (or in the case of oral contracts, summaries of the material terms thereof) have been provided to the other Party. The Party and its Subsidiaries are in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences in connection with the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Party or its Subsidiaries or event which, with notice or lapse of time or both, could constitute a material breach or material default by the Party or its Subsidiaries, exists with respect thereto;

(oo) the Party and each of its Subsidiaries maintains policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance, and all

of the policies in respect of such insurance coverage are in good standing in all respects and not in default in any material respect;

(pp) since December 31, 2005, there has not been any adverse material change with respect to the Party or any of its Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting the businesses or assets or the right or capacity of the Party or any of its Subsidiaries to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(qq) the Party has provided to the other Party, if requested, copies of all of its Benefit Plans, except, in the case of UrAsia, those of its Subsidiaries;

(rr) except as set out the Party's Disclosure Letter, neither the Party nor any of its Subsidiaries:

(i) is a party to any written or oral policy, agreement, obligation or understanding providing for severance, unemployment compensation, golden parachute, termination payments, bonus or otherwise or an increase in any benefits payable under any Benefit Plans or the acceleration of time or payment or vesting of any such payments to any director or officer of the Party or any of its Subsidiaries, whether directly or indirectly, upon the execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement and compliance by the Party with the terms of this Agreement, for which the aggregate severance payments exceed $100,000;

(ii) has any employee or consultant whose employment or contract with the Party or any of its Subsidiaries, respectively, cannot be terminated without payment upon a maximum of 12 months' notice, except as may otherwise be required under Applicable Law;

(iii) is a party to any collective bargaining agreement or letter of understanding, letter of intent or other written communication with any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent which may qualify as a trade union, which would apply to any employees of the Party or any of the Subsidiaries, nor has any trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent applied or threatened to apply for certification as bargaining agent for the employees of the Party or any of the Subsidiaries, nor is there a threatened or apparent union-organizing campaign for employees not covered under a collective bargaining agreement; and

(iv) subject to any current, pending or threatened strike or lockout;

(ss) the Party and its Subsidiaries have been and are being operated in compliance in all material respects with all Applicable Laws relating to employees including, but

not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers' compensation, equal employment opportunity, human rights and labour relations and there are no current, pending or, to the Party's knowledge, threatened, complaints, charges, orders, investigations, prosecutions, litigation, proceedings or claims against the Party or any of its Subsidiaries with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to unfair labour practices, the employment of labour or the employment or termination of employment of any individual by the Party or any of its Subsidiaries including pursuant to employment or labour standards, employment equity, pay equity, labour relations, workers' compensation or workplace safety and insurance, occupational health and safety, privacy, wrongful dismissal or human rights laws, other than any such complaints, charges, orders, investigations, prosecutions, proceedings or claims which do not constitute, individually or in the aggregate, a Material Adverse Effect;

(tt) there are no material notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment or any other communications related thereto which the Party or any of its Subsidiaries has received from any workers' compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the business is carried on which are unpaid on the date hereof or which will be unpaid at the Effective Time and there are no facts or circumstances which may result in a material increase in liability from any applicable workers' compensation or workplace safety and insurance legislation, regulations or rules after the Effective Time. The accident cost experience of the Party and each of its Subsidiaries is such that there are no such material pending or possible assessments and there are no claims or potential claims which may materially affect the accident cost experience of the Party or any of its Subsidiaries;

(uu) the Party and its Subsidiaries have complied, in all material respects, with all of the terms of their respective Benefit Plans, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each Benefit Plan, whether written or oral, which are maintained by or binding upon the Party or its Subsidiaries;

(vv) all Benefit Plans of the Party maintained by or binding upon the Party or any of its Subsidiaries are fully funded and in good standing with such Governmental Entities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Party or any of its Subsidiaries from any such Governmental Entities. No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Benefit Plan maintained by or binding upon the Party or any of its Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its

registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority;

(ww) there are reasonable grounds for believing that (i) the Party is able to pay its liabilities as they become due, (ii) the realizable value of the assets of the Party are not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) no creditor of the Party will be prejudiced by the Arrangement;

(xx) the Party and its Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, when due, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit could not reasonably be expected to have a Material Adverse Effect on the Party. The Party has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since the date of the Party's most recently published consolidated financial statements, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and usual course of business. To the knowledge of the Party, there are no material proposed (but unassessed) reassessments or claims for additional Taxes and none have been asserted by the Canada Revenue Agency or any other Governmental Entity having taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to the Party or any of its Subsidiaries. There are no audits or proceedings in progress, pending or threatened against the Party or any of its Subsidiaries in respect of any Taxes. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(yy) the auditors of the Party are independent public accountants as required by Applicable Laws and there is not now, and there has never been, any reportable disagreement with the present or any former auditors of the Party;

(zz) neither the Party nor its Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of the Party or any of its Subsidiaries;

(aaa) except as disclosed in its Public Disclosure Documents, neither the Party nor its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the

business of the Party or its Subsidiaries are conducted, (ii) limit any business practice of the Party or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by the Party or any of its Subsidiaries in any material respect; and

(bbb) the Party, its Subsidiaries, and to the knowledge of the Party, their respective directors, officers and promoters are not in breach of any Applicable Laws where non-compliance could reasonably be expected to have a Material Adverse Effect on the Party.

3.2 Representations and Warranties of each of UrAsia and Uranium One

3.2.1 UrAsia hereby represents and warrants to Uranium One the following and acknowledges that Uranium One is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a) UrAsia is a reporting issuer or the equivalent thereof in the Provinces of British Columbia, Alberta and Ontario, and is not in default of any requirements of the applicable securities laws of Canada;

(b) the UrAsia Common Shares are listed for trading on the TSXV and the AIM and UrAsia is not in default of any of the listing or other requirements of such exchanges;

(c) no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by UrAsia or any of its Subsidiaries has been issued and is in force as of the date hereof and, to the knowledge of UrAsia, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(d) UrAsia's authorized share capital consists of an unlimited number of UrAsia Common Shares, of which 480,477,532 UrAsia Common Shares were issued and outstanding as fully paid and non-assessable as at January 31, 2007;

(e) to the knowledge of UrAsia, as at the date hereof, the Principal Holders directly or indirectly beneficially own or control 10,434,167 UrAsia Common Shares and UrAsia Options to purchase an aggregate of 15,797,500 Common Shares;

(f) UrAsia has no, nor will there be immediately prior to the Effective Time, any options, warrants, conversion privileges, calls or other rights (including pre-emptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of UrAsia or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of UrAsia or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of UrAsia or any of its Subsidiaries other than (i) UrAsia Options to acquire an aggregate of

22,286,672 UrAsia Common Shares and (ii) the UrAsia Jeffcott Warrant to acquire 15,476,000 UrAsia Common Shares;

(g) except as disclosed in its most recently publicly-disclosed consolidated financial statements:

(i) neither UrAsia nor any of its Subsidiaries is indebted to any of its directors or officers or any of their associates (collectively the "**Principals**"), or to any UrAsia Securityholder;

(ii) none of the Principals or UrAsia Securityholders is indebted or under obligation to UrAsia or to any of its Subsidiaries on any account whatsoever; and

(iii) neither UrAsia nor any of its Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person other than of a Subsidiary;

(h) the Board of Directors of UrAsia has received the UrAsia Fairness Opinion;

(i) the Board of Directors of UrAsia (after receiving advice from its legal and financial advisors) has:

(i) approved this Agreement, the Arrangement and the transactions contemplated hereby;

(ii) determined that, as of the date hereof, the Arrangement and the performance by UrAsia of its obligations under this Agreement and in connection with the Arrangement are in the best interests of UrAsia and the UrAsia Shareholders and that the Arrangement is fair to the UrAsia Shareholders;

(iii) determined to authorize the execution and delivery of this Agreement; and

(iv) determined, as of the date hereof, to make the Recommendation to UrAsia Securityholders; and

(j) the English translations of the Russian language documents concerning Kazakhstanskaya Investitsionnaya Gruppa Astana LLP, Joint Venture Betpak Dala LLP, Kyzylkum LLP and UrAsia In Kyrgyzstan LLC and the rights and obligations of UrAsia and the Material Subsidiaries of UrAsia in the Akdala, South Inkai, Kharassan 1 and Kyrgyzstan Mineral Properties, which UrAsia provided to Uranium One are complete and accurate translations of such documents in all material respects.

3.2.2 Uranium One hereby represents and warrants to UrAsia the following and acknowledges that UrAsia is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a) Uranium One is a reporting issuer or the equivalent thereof in each of the provinces of Canada, and is not in default in any material respects of any requirements of the applicable securities laws of Canada;

(b) the Uranium One Common Shares are listed for trading on the TSX and JSE, Uranium One is not in default in any material respect of any of the listing requirements of such exchanges and Uranium One has no reason to believe that the Uranium One Common Shares will not continue to be eligible for listing on the TSX and the JSE as a result of the completion of the Arrangement;

(c) no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by Uranium One or any of its Subsidiaries has been issued and is in force as of the date hereof and, to its knowledge, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(d) Uranium One's authorized share capital consists of an unlimited number of Uranium One Common Shares, of which 134,841,678 Uranium One Common Shares and nil first preferred shares are issued and outstanding as fully paid and non-assessable as at January 31, 2007;

(e) as at the date hereof, Uranium One has no options, warrants, conversion privileges, calls or other rights (including pre-emptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of it or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of it, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of it other than (i) Uranium One Options to acquire 5,487,901 Uranium One Common Shares; (ii) warrants to acquire 5,976,319 Uranium One Common Shares; (iii) restricted share rights to acquire 413,501 Uranium One Common Shares, and (iv) debentures which are convertible into an aggregate of 10,561,223 Uranium One Common Shares;

(f) except as disclosed in its most recently publicly-disclosed consolidated financial statements:

(i) neither Uranium One nor any of its Subsidiaries is indebted to any of its directors or officers or any of their associates (collectively the "**Principals**"), or to any Uranium One Securityholder;

(ii) none of the Principals or Uranium One Securityholders is indebted or under obligation to Uranium One or to any of its Subsidiaries on any account whatsoever; and

(iii) neither Uranium One nor any of its Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person other than of a Subsidiary;

(g) the Board of Directors of Uranium One has received the Uranium One Fairness Opinion;

(h) the Board of Directors of Uranium One (after receiving advice from its legal and financial advisors) has unanimously:

(i) approved this Agreement, the Arrangement and the transactions contemplated hereby;

(ii) determined, that as of the date hereof, the Arrangement and the performance by Uranium One of its obligations under this Agreement and in connection with the Arrangement are in the best interests of Uranium One and that the Arrangement is fair to Uranium One; and

(iii) determined to authorize the execution and delivery of this Agreement.

3.3 Investigation

Any investigation made by or on behalf of a Party and its advisors shall not have the effect of waiving, diminishing the scope of, mitigating or otherwise affecting any representation, warranty or covenant made by the other Party herein or pursuant hereto.

3.4 Survival of Representations and Warranties

The representations and warranties of each of the Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4
COVENANTS OF THE PARTIES

4.1 Consultation

4.1.1 Each Party agrees to consult with the other Party, and to provide the other Party with a reasonable prior opportunity to review and comment on, any press release or public statement or any filing to be made with any Governmental Entity with respect to this Agreement or the Arrangement (including any filing with any securities administrator or stock exchange with respect thereto) prior to the release or submission thereto; provided that, if a Party is required by Applicable Laws to make a public announcement with respect to this Agreement and/or the Arrangement, such Party will provide as much prior notice (including the proposed text of the announcement) to the other Party as is reasonably possible. All requests and enquiries from any Governmental Entity with respect to the Arrangement shall be dealt with by Uranium One and UrAsia in consultation with each other, and Uranium One and UrAsia shall promptly

co-operate with and provide all necessary information and assistance reasonably required by such Governmental Entity upon being requested to do so by such authority. Furthermore:

(a) each Party shall promptly notify the other Party of written communications of any nature which it receives from any Governmental Entity with respect to the Arrangement and provide the other Party with copies thereof;

(b) each Party shall permit the other Party (or, where appropriate, the other Party's counsel) to review and comment on in advance any proposed written communications of any nature with Governmental Entities with respect to the Arrangement and provide the other Party (or, where appropriate, the other Party's counsel) with final copies thereof; and

(c) neither Party shall participate in any meeting or discussion which it knows will be substantive (whether in person, by telephone or otherwise) with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Arrangement unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat (except to the extent that in any such case the Governmental Entity expressly requests that the other Party should not be present at the meeting or discussion or part or parts of the meeting or discussion).

4.1.2 Each Party agrees to consult with the other Party prior to issuing any press release or making any announcement regarding its mineral reserves or resources and, subject to Applicable Laws, each Party agrees that it will not issue any press release or make any announcement regarding its mineral reserves or resources without the prior written consent of the other Party, such consent not to be unreasonably withheld.

4.2 Business Covenants

Each Party covenants and agrees with the other Party that, unless the other Party shall otherwise consent in writing and except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a) it shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action other than in the usual, ordinary and regular course of business and consistent with past practice and in accordance with Applicable Laws, and for greater certainty shall not and shall not allow any Subsidiary to:

(i) make any commitments in excess of, or enter into any contracts or group of related contracts with a value or aggregate value (as the case may be) in excess of US$1,000,000;

(ii) make any voluntary changes to the senior management or senior personnel of the Party or any Subsidiary (except for termination with just cause or replacement of departing personnel); and

(iii) undertake or make any decision or action which could reasonably be expected to be material to the business of the Party and/or any Subsidiary or which could reasonably be expected to have a Material Adverse Effect;

it being recognized and understood that, as each Party has mining projects under development, no action consistent with the current development plans in respect of a mining project as disclosed in the Party's Public Disclosure Documents or as otherwise disclosed to the other Party, shall be subject to the covenants contained in this subsection 4.2(a);

(b) it shall not and shall not permit any Subsidiary to, directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, redeem, purchase or Encumber or agree to or enter into a commitment to issue, sell, pledge, lease, dispose of, redeem, purchase or Encumber:

(A) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares, debt securities, derivative securities or other securities of the Party or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof or pursuant to the exercise of options, warrants, convertible debentures or similar securities of the Party which are outstanding on the date hereof; or

(B) any of its material assets, rights, properties or those of any of its Subsidiaries;

(ii) amend or propose to amend its articles or by-laws (or the equivalent charter or constating documents) or those of any of its Subsidiaries or amend or propose to amend any of the terms of any securities which are exercisable for or convertible or exchangeable into common shares of the Party as they exist on the date hereof;

(iii) split, combine or reclassify any of its outstanding shares or the shares of any of its Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares or the shares of its Subsidiaries;

(iv) redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof; or

(v) reduce its stated capital or the stated capital of any of its Subsidiaries;

(c) it shall not, and shall cause each of its Subsidiaries not to, make any material decisions or take any material actions with respect to the development of, or

commitments to develop, any mining and mineral project without keeping the other Party fully informed thereof on a timely basis and without having in good faith attempted to achieve a mutual understanding and agreement with the other Party prior to making any such material decision or taking any such material action, it being recognized and understood that, as each Party has mining projects under development, no action consistent with the current development plans in respect of a mining project, as disclosed in the Party's Public Disclosure Documents or as otherwise disclosed to the other Party, shall be subject to the covenants contained in this subsection 4.2(c);

(d) (i) incur, assume or prepay, or allow any of its Subsidiaries to incur, assume or prepay, any long-term or short-term debt or issue any debt securities, except for borrowings by the Party or its Subsidiaries under the credit facilities existing on the date hereof in the usual, ordinary and regular course of business and consistent with past practice, and except for the incurrence or increase in obligations solely among the Party and its Subsidiaries and, in the case of UrAsia, except to establish, but not draw upon or pay any fees other than commitment fees and similar fees (not to exceed US$1,000,000 in the aggregate) in respect of, a US$50,000,000 facility currently being considered, such facility to be established on reasonable commercial terms; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except for the incurrence or increase in obligations solely among the Party and its Subsidiaries in the usual, ordinary and regular course of business and consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than loans to its Subsidiaries in the usual, ordinary and regular course of business and consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Party or its Subsidiaries; (v) mortgage or pledge any of its or any of its Subsidiaries' material assets, tangible or intangible, or create or suffer to exist any material Encumbrance thereupon, except for the incurrence or increase in obligations solely among the Party and its Subsidiaries; or (vi) permit any of its Subsidiaries to do any of the foregoing. For greater certainty, nothing in this Section 4.2(d) shall restrict the Party from complying with its obligations with respect to credit facilities and debt obligations existing on the date hereof;

(e) it shall not, and shall cause each of its Subsidiaries not to, enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(f) it shall not, and shall cause each of its Subsidiaries not to, terminate, cancel or request any material change in, or agree to any material change in, any material contract or contractual rights, or enter into any contract that would be a material contract if entered into as of the date hereof, which individually or in the aggregate are material to the Party, in either case other than in the usual, ordinary and regular course of business and consistent with past practice;

(g) it shall not make or agree to make, or permit any of its Subsidiaries to make or agree to make, any capital expenditure, other than capital expenditures that are

made in the ordinary course of business consistent with past practice or which are in accordance with the Party's existing budgets provided to the other Party prior to the date hereof;

(h) it shall not, and shall cause each of its Subsidiaries not to, enter into, amend or modify any employment or consulting agreements or arrangements with any officers or directors of the Party or any of its Subsidiaries, or enter into, amend or modify any collective bargaining or similar agreements or arrangements with any employees of the Party or any of its Subsidiaries;

(i) it shall not, and shall cause each of its Subsidiaries not to, enter into or modify any remuneration terms or its Benefit Plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, severance agreements, deferred or other compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any of its or its Subsidiaries directors, officers, employees, consultants, contractors or agents, except as set out in the Party's Disclosure Letter;

(j) it shall use commercially reasonable efforts, and shall cause its Subsidiaries to use commercially reasonable efforts, to cause its current insurance policies and those of its Subsidiaries, including directors' and officers' insurance or reinsurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect;

(k) it shall:

(i) use commercially reasonable efforts, and cause each of its Subsidiaries to use commercially reasonable efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain existing relationships with suppliers, consultants, joint venture participants, partners, professional advisors, agents, distributors, customers, Governmental Entities and others having business relationships with it and its Subsidiaries;

(ii) not take any action, or permit any of its Subsidiaries to take any action, that would reasonably be expected to render (A) any representation or warranty made by it in this Agreement that is qualified as to materiality untrue or (B) any of such representations and warranties that are not so qualified untrue in any material respect; and

(iii) promptly notify the other Party upon obtaining knowledge of (A) any Material Adverse Effect, or any change, circumstance, occurrence, event, effect or state of facts which could reasonably be expected to result in a Material Adverse Effect or impede the completion of the Arrangement, (B) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are material, (C) any breach by it of any provision of this Agreement (including any breach by it of a representation or warranty), and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of it contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(l) it shall not, and shall not permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations of the Party or its Subsidiaries (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the usual, ordinary and regular course of business consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements of the Party and its Subsidiaries or incurred in the usual, ordinary and regular course of business and consistent with past practice;

(m) it shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, satisfy, settle or compromise any pending or threatened suit, action or claim against the Party or any Subsidiary, or any rights or claims relating thereto, which individually or in the aggregate are material to the Party;

(n) it shall not, and shall cause each of its Subsidiaries not to, waive, release, assign, satisfy, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(o) it shall not, and shall not permit any of its Subsidiaries to, take any action, or permit any action to be taken on its behalf, and it shall, and shall cause its Subsidiaries to, refrain from taking any action which, in either case, if taken, (i) could interfere with or be inconsistent with the Party's obligations under this Agreement or (ii) could reasonably be expected to significantly impede the completion of the Arrangement or any of the transactions contemplated hereby;

(p) to the extent it has knowledge thereof, it shall, in all material respects, conduct itself so as to keep the other Party fully informed as to the material decisions or actions made or required to be made with respect to the operation of its business and that of its Subsidiaries;

(q) it shall not make any change to its accounting practices and policies or those of any of its Subsidiaries, except as the regular, independent auditors of the Party advise in writing are required by Applicable Laws, or by GAAP;

(r) it shall not revalue in any material respect any of its or its Subsidiaries' assets, including writing up, writing down or writing off the book value of any assets in an amount that in the aggregate would be material to the Party, except in the usual, ordinary and regular course of business and consistent with past practice or where required for compliance with GAAP;

(s) except where such would not result in any Material Adverse Effect and would not result in a breach of this Agreement, the Party shall and shall cause each of its Subsidiaries to: (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay when due all Taxes due and payable by it and provide an adequate reserve in its financial statements or books and records, as applicable, for all Taxes not yet due and payable, and for all Taxes that a Governmental Entity could assert are due and payable in respect of any period; (iii) timely deduct, withhold and collect all Taxes that it is required to deduct, withhold or collect and remit when due all such Taxes to the applicable Governmental Entity; (iv) not make, revoke or modify any material election or designation (express or deemed) relating to Taxes or to amend any Tax Return; (v) not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes; (vi) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vii) not change, or make a request to any Governmental Entity to change, in any material respect any of its methods of reporting income or deductions or accounting for Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2005, except as may be required by Applicable Laws; (viii) notify the other Party forthwith of any change in fact or circumstance which would make any representation given in Section 3.1(xx) untrue if given at a subsequent time to the date hereof; and (ix) notify the Purchaser forthwith if, after the date hereof, it enters into any agreement of the nature described in Section 3.1(xx); and

(t) it shall not, and shall cause its Subsidiaries not to, resolve that it or any of its Subsidiaries be wound up, appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for it or any of its Subsidiaries or in respect of the assets or properties of it or any of its Subsidiaries, or permit the making of an order by a court for the winding-up or dissolution of it or any of its Subsidiaries.

4.3 Permitted Transactions

(a) It is recognized and understood that:

(i) Uranium One has an indirect interest of approximately 70% in Aflease Gold Limited and may materially change the nature of its investment in Aflease Gold Limited whereby it may end up with a minority interest in Aflease Gold Limited, whether by way of a merger of Aflease Gold

Limited with another Person, a debt or equity financing, a sale of shares or other arrangement; and

(ii) Uranium One is engaged in discussions and due diligence reviews concerning the proposed acquisition of U.S. Energy Corp. and/or one or more of its subsidiaries and/or their assets;

The Parties agree that no such transaction involving Uranium One's interest in Aflease Gold Limited or the proposed acquisition of U.S. Energy Corp. and/or one or more of its subsidiaries and/or their assets shall be subject to the covenants contained in Section 4.2; provided that in the case of the proposed acquisition of U.S. Energy Corp. and/or one or more of its subsidiaries and/or their assets such transaction is completed in a manner consistent with Uranium One's public disclosure and which would not significantly impede the completion of the Arrangement or any of the transactions contemplated hereby.

(b) Notwithstanding anything to the contrary in Section 4.2, Uranium One may solicit, initiate, facilitate, engage in, respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) a Permitted Transaction, provided that:

(i) the fair market value of all of the assets or Subsidiaries of Uranium One disposed of under Permitted Transactions, together with the fair market value of all of the assets or Persons acquired by Uranium One under Permitted Transactions, does not exceed $400 million in the aggregate; and

(ii) no definitive agreement in respect of any Permitted Transaction which involves the issuance of any Uranium One Common Shares or any options, warrants, debt instruments or other securities convertible into Uranium One Common Shares may be executed by Uranium One prior to the date of the UrAsia Meeting.

4.4 Covenants Regarding Non-Solicitation

4.4.1 From and after the date hereof, UrAsia shall immediately cease and cause to be terminated in writing any existing discussions or negotiations with any Person (other than Uranium One) with respect to any potential Acquisition Proposal involving UrAsia and shall, subject to Section 4.5, immediately cease to provide any other Person with access to information concerning UrAsia and its Subsidiaries and exercise all rights it has to require the return of all confidential information from each such Person. UrAsia agrees not to release or permit the release of any Person from, or waive, any non-solicitation or standstill covenants to which such third party is a party, unless (i) the Board of Directors of UrAsia has determined that such Person has made a Superior Proposal and (ii) UrAsia has concurrently released Uranium One from the non-solicitation or standstill covenants under the Confidentiality Agreement.

4.4.2 Subject to Section 4.4.4 and Section 4.5, UrAsia shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, through any officer, director, employee, advisor,

representative or agent, or otherwise (a) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions in respect of a potential Acquisition Proposal involving UrAsia; (b) encourage or participate in any discussions or negotiations regarding any potential Acquisition Proposal involving UrAsia; (c) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal involving UrAsia; or (d) cause UrAsia to enter into any agreement, arrangement or understanding related to any Acquisition Proposal involving UrAsia; provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of UrAsia, if it receives after the date hereof a bona fide Acquisition Proposal involving UrAsia which was not solicited after the date hereof, from considering, negotiating, approving or recommending to its shareholders such Acquisition Proposal if the Board of Directors of UrAsia determines in good faith to be a Superior Proposal.

4.4.3 UrAsia shall promptly notify Uranium One orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by UrAsia, or any request for non-public information relating to UrAsia or any of its Subsidiaries, as the case may be, in connection with such Acquisition Proposal or for access to the properties, books and/or records of UrAsia or any Subsidiary, by any Person that informs UrAsia or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the Person making the Acquisition Proposal, inquiry or contact.

4.4.4 If UrAsia receives a request for non-public information from a Person who has made or intends to make an Acquisition Proposal which the Board of Directors of UrAsia determines in good faith to be a Superior Proposal, then, and only in such case, UrAsia may, subject to the execution by such Person of a confidentiality agreement containing standstill and other provisions substantially the same as those contained in the Confidentiality Agreement, provide such Person with access to non-public confidential information regarding UrAsia; provided that UrAsia shall send a copy of any such confidentiality agreement (including the identity of the Person who has entered into such agreement if not contained therein) to Uranium One as soon as practicable and in any event within 24 hours of its execution and shall as soon as practicable, and in any event within 24 hours, provide Uranium One with a list of, and copies of, all information provided to such Person that was not previously provided to Uranium One and immediately provide Uranium One with all other information that was provided to such person.

4.4.5 UrAsia shall ensure that its officers, directors and employees and those of its Subsidiaries and any financial, legal and other advisors, agents and representatives retained by UrAsia are aware of the provisions of this Section 4.4, and UrAsia shall be responsible for any breach of this Section by any such Person.

4.4.6 For greater certainty, any material amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 4.4.

4.5 Notice of Superior Proposal Determination

4.5.1 If UrAsia has fully complied with Section 4.4 and this Section 4.5, UrAsia may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal and withdraw or modify the Recommendation in a manner adverse to Uranium One, if and only if it:

(a) provides to Uranium One (i) written notice that the Board of Directors of UrAsia has determined that it has received and is prepared to accept a Superior Proposal; (ii) a copy of the form of definitive agreement in respect of such Superior Proposal that has been agreed on by UrAsia and the Person making the Superior Proposal, as soon as possible but in any event not less than five full Business Days prior to approval of such definitive agreement by the Board of Directors of UrAsia; and (iii) in the case of an Acquisition Proposal that includes non-cash consideration, the value or range of values attributed by the Board of Directors of UrAsia, in good faith, for such non-cash consideration after consultation with its financial advisors;

(b) provides Uranium One with an opportunity (but not the obligation), before the expiration of a period of five Business Days from the date of the notice referred to in subsection 4.5.1(a), to propose to amend this Agreement to provide for consideration having a value equivalent to or more favourable to the UrAsia Shareholders than that of the Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

(c) subject to subsection 4.5.2, terminates this Agreement pursuant to subsection 7.1(d) and pays to Uranium One the UrAsia Break Fee as contemplated by Section 6.2.

4.5.2 If Uranium One proposes to amend this Agreement in the manner described in subsection 4.5.1, the Board of Directors of UrAsia shall consider the terms of the proposed amendment, and (i) if the Board of Directors of UrAsia in good faith concludes that the Superior Proposal is no longer a Superior Proposal given the terms of the proposed amendment, UrAsia shall not implement the proposed Superior Proposal and shall not terminate this Agreement pursuant to subsection 7.1(d), and shall agree to the proposed amendments to this Agreement; or (ii) if the Board of Directors of UrAsia concludes in good faith and after consultation with, and receiving advice (which may include written opinions or advice, copies of which shall have been provided to Uranium One) from its financial, legal and other advisors (as appropriate), that the Acquisition Proposal would nonetheless remain a Superior Proposal, UrAsia may terminate this Agreement in accordance with subsection 7.1(d) and if it so terminates this Agreement UrAsia shall concurrently pay to Uranium One the UrAsia Break Fee in accordance with Section 6.2, and only thereafter UrAsia may enter into an agreement in order to implement the Superior Proposal.

4.6 Access to Information and Confidentiality

4.6.1 Until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, subject to Applicable Law, each Party shall:

(a) give the other Party and its authorized representatives (including counsel, financial advisors and auditors) reasonable access during normal business hours or other mutually agreeable times to all employees, offices, warehouses, mines, mineral projects, financial information, budgets, resource and reserve reports, technical reports, feasibility studies technical and scientific data concerning the Party's mineral projects (including all exploration, sampling and assay data, core logs and other fundamental data on which the Party's technical reports are based) and other facilities and to all books and records of the Party and its Subsidiaries, and give the other Party and its authorized representatives sufficient opportunity and time to review all information so disclosed;

(b) permit the other Party and its authorized representatives (including counsel, financial advisors and auditors) to make such inspections as the other Party may reasonably require; and

(c) cause the Party's officers and those of its Subsidiaries to furnish the other Party promptly with such financial and operating data and other information with respect to the business, properties, personnel (including with respect to labour relations and union organizing activities) or other aspects of the Party and its Subsidiaries as the other Party may from time to time reasonably request;

provided that no investigation pursuant to this Section 4.6 shall affect or be deemed to modify any of the representations or warranties made in this Agreement and the reasonableness of any request aforesaid shall be considered in the context of the disclosure made to and due diligence completed by a Party prior to the date hereof;

4.6.2 Each Party shall continue to enforce all rights that it or any of its Subsidiaries may have under any standstill, confidentiality or other similar agreements entered into in connection with any potential acquisition transaction involving the Party or any of its Subsidiaries except to the extent permitted Section 4.5 in respect of a Superior Proposal.

4.6.3 Each Party shall comply with, and shall cause their respective representatives to comply with, all of their obligations under the Confidentiality Agreement in connection with the information furnished pursuant to this Agreement.

4.6.4 Each Party shall provide the other Party with a copy of its UrAsia Fairness Opinion or Uranium One Fairness Opinion, as appropriate, promptly upon receipt thereof and in any event prior to the date of mailing the Information Circular.

4.7 Covenants in Respect of the Arrangement

Each Party covenants and agrees that, except as otherwise contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier, it will:

(a) in a timely and expeditious manner, take all necessary actions in order to enable it to participate in and effect the Arrangement and use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of the other Party hereunder to the extent the same are within its control and shall take, do or cause to be taken or done, all other actions and all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including to:

(i) apply for and use commercially reasonable efforts to obtain all necessary waivers, consents, orders, approvals required to be obtained by it or its Subsidiaries from other parties to loan agreements, joint venture agreements, partnership agreements, leases, licences, permits and other contracts and documents including the Consents listed under the name of the Party in Schedule 1.1(d);

(ii) make or co-operate as necessary in the making of (A) all necessary registrations, filings and applications under all Applicable Laws and with all applicable Governmental Entities, and (B) submissions of information requested by all applicable Governmental Entities required by it or its Subsidiaries in connection with the transactions contemplated hereby, and, if necessary, shall participate and appear in any proceedings of any Party before or by any Governmental Entity required for that purpose, and shall use commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by it or its Subsidiaries under any Applicable Laws, including but not limited to the Appropriate Regulatory Approvals listed under the name of the Party in Schedule 1.1(c);

(iii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement or the transactions contemplated hereby;

(iv) co-operate with the other Party in connection with the performance by it of its obligations hereunder; and

(v) prepare, in consultation with the other Party, all communications to its shareholders required by Applicable Laws in connection with the Arrangement, including, in the case of UrAsia, the Meeting Materials in respect of the UrAsia Meeting, and ensure that, subject to its right to rely on the accuracy and completeness of the information provided to it by the

other Party as contemplated under subsection 4.7(a)(vi) such communications comply with all Applicable Laws and do not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made; and

(vi) subject to applicable Laws, furnish to the other Party all such information concerning it as may be required by such other Party to complete the Meeting Materials and to perform its obligations hereunder, and each Party hereby covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement will contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is made;

(b) assist and co-operate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities of Canada of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Laws of Canada;

(c) use commercially reasonable efforts to forthwith carry out such terms of the Interim Order and the Final Order as are required to be carried out by it;

(d) except for non-substantive communications, furnish promptly to the other Party a copy of each notice, report, schedule or other document or communication delivered, filed or received by, to, with or from (as applicable) the Party under Applicable Laws or otherwise, and any reports or dealings with Governmental Entities, in connection with the Arrangement, the Interim Order, the Final Order, the UrAsia Meeting or any of the transactions contemplated hereby;

(e) consider and make all such changes to the Arrangement as may be requested by the other Party which are reasonably required to ensure that the Arrangement is completed on a tax basis as is most efficient for Uranium One, while at the same time not adversely affecting the tax treatment of the UrAsia Securityholders hereunder, and the Plan of Arrangement, if required, shall be modified accordingly. Notwithstanding the foregoing, neither Party shall be required to agree to or implement any change that: (i) would require UrAsia to obtain the approval of the UrAsia Securityholders in respect of such change other than at the UrAsia Meeting, (ii) would prejudice the UrAsia Securityholders, (iii) would impede or materially delay the consummation of the transactions contemplated hereby or (iv) cannot either be (A) completed immediately prior to or contemporaneously with the Effective Time, or (B) reversed or unwound without adversely affecting UrAsia and its subsidiaries if the Arrangement is not completed; and

(f) promptly notify the other Party if at any time before the Effective Date it becomes aware that any information in the Meeting Materials, or any application, filing or other document contemplated in this Agreement contains any misrepresentation or untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Meeting Materials or such application, filing or other document. In any such event, the Parties shall co-operate in the preparation of a supplement or amendment to the Meeting Materials, application, filing or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the UrAsia Securityholders and/or filed with the relevant Canadian Securities Administrators or other relevant Governmental Entities.

4.8 Specific Covenants of UrAsia Regarding the Arrangement

UrAsia covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will:

(a) in a timely and expeditious manner:

(i) prepare, in consultation with Uranium One, and file the Meeting Materials (which shall be in form and substance satisfactory to Uranium One, acting reasonably), together with any other documents required by Applicable Laws (which shall be in form and substance satisfactory to Uranium One, acting reasonably), in all jurisdictions where the Meeting Materials are required to be filed and, after obtaining the Interim Order, mail the Meeting Materials as ordered by the Interim Order and in accordance with all Applicable Laws to each UrAsia Securityholder in all jurisdictions where the Meeting Materials are required to be mailed;

(ii) ensure that the Meeting Materials comply in all material respects with all Applicable Laws on the date of the mailing thereof and in the form and contain the information required by all Applicable Laws, including all applicable corporate and securities laws and requirements, and do not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Uranium One or any third party that is not an affiliate of either of the Parties);

(iii) prepare (in consultation with Uranium One) and file any mutually agreed (or as otherwise required by Applicable Laws) amendments or supplements to the Meeting Materials (which amendments or supplements shall be in a form satisfactory to Uranium One, acting reasonably) with

respect to the UrAsia Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof;

(iv) hold the UrAsia Meeting as soon as practicable, and in any event, provided that Uranium One has provided to UrAsia in a timely manner all information reasonably required by it for the preparation of the Meeting Materials, no later than May 15, 2007 or such later date as may be permitted under subsection 4.8(a)(vi) or as the Parties may agree to in writing;

(v) solicit proxies to be voted at the UrAsia Meeting in favour of the Arrangement and use commercially reasonable efforts to take all other action that is necessary or desirable to secure the requisite approval of the Arrangement Resolution by the UrAsia Securityholders, provided that UrAsia's obligation under this Agreement to solicit proxies section shall not require UrAsia to engage professional proxy solicitors;

(vi) not adjourn or postpone (or propose for adjournment or postponement) the UrAsia Meeting without Uranium One's prior written consent, except as required by Applicable Laws or except, if a Superior Proposal is received less than ten Business Days before the date scheduled for the UrAsia Meeting, for an adjournment of the UrAsia Meeting for a period of time sufficient to communicate to the UrAsia Securityholders prior to the date to which the UrAsia Meeting has been adjourned any amendment to the Arrangement proposed by Uranium One under subsection 4.5.1(b), such period not to exceed ten Business Days;

(vii) not place any item on the agenda for the UrAsia Meeting other than the Arrangement Resolution, matters which may be required to implement the Arrangement or other ordinary course matters, without the prior written consent of Uranium One, such consent not to be withheld unreasonably;

(viii) provide notice to Uranium One of the UrAsia Meeting and allow representatives of Uranium One to attend the UrAsia Meeting;

(ix) hold and conduct the UrAsia Meeting in accordance with the Interim Order, the BCBCA, the articles of UrAsia and as otherwise required by Applicable Laws; and

(x) take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

(b) subject only to Section 4.5 and the fiduciary duties of the Board of Directors of UrAsia, make the Recommendation and not take any steps to change or withdraw

the Recommendation in a manner adverse to Uranium One or which would impede the completion of the Arrangement, and subject to Section 4.5 and the fiduciary duties of the Board of Directors of UrAsia, shall not make a recommendation to UrAsia Securityholders not to accept the Arrangement;

(c) use commercially reasonable efforts to cause the persons identified in the UrAsia Disclosure Letter hereto to resign at the Effective Time and to provide a release in favour of UrAsia in form and substance acceptable to Uranium One acting reasonably;

(d) use commercially reasonable efforts to cause all directors, officers and senior management of UrAsia with whom UrAsia has employment or management consulting agreements to execute a waiver, in form and substance satisfactory to Uranium One and its counsel acting reasonably, of:

(i) all provisions of such employment or management consulting agreements which would alter the respective rights and obligations of UrAsia and such directors, officers and senior management in the event of a change of control of UrAsia as a result of the Arrangement;

(ii) subject to the provisions of Section 2.1(c), all provisions of such employment or management consulting agreements and all provisions of any stock options granted to such directors, officers and senior management which would accelerate the vesting of any stock options granted by UrAsia to such directors, officers and senior management in the event of a change of control of UrAsia as a result of the Arrangement;

(e) use commercially reasonable efforts to cause all Principal Holders to execute the Support Agreements, and to cause Ian Telfer, Frank Giustra, and Phillip Shirvington to execute the Lock-Up Agreements, in each case in form and substance acceptable to Uranium One and its counsel, acting reasonably;

(f) advise Uranium One, as reasonably requested, and on a daily basis in each of the last seven Business Days prior to the UrAsia Meeting, as to the aggregate tally of the proxies and votes received in respect of the Arrangement Resolution and all other matters to be considered at the UrAsia Meeting;

(g) use commercially reasonable efforts to deliver to Uranium One, by the date upon which the UrAsia Meeting is held, corporate and title opinions with respect to UrAsia and each of its Material Subsidiaries and the Mineral Projects owned by or in which UrAsia or its Material Subsidiaries own interests, including but not limited to the Mineral Projects described on pages 33 to 76 of UrAsia's annual information form dated December 28, 2006 for the year ended July 31, 2006, in form and substance satisfactory to Uranium One and its counsel, acting reasonably, which opinions shall, at least, update and re-confirm, as of a date within three Business Days before the date of the UrAsia Meeting, the opinions of

Macleod Dixon LLP dated February 24, 2006, Dr. K. Chrysostomides & Co. dated February 13, 2006, and Walkers dated February 16, 2006;

(h) prior to the Effective Date, use commercially reasonable efforts to enable the Board of Directors of UrAsia to pass the resolution contemplated in Section 2.1(c);

(i) apply for and use commercially reasonable efforts to obtain prior to Closing the waiver, on terms satisfactory to Uranium One, of all pre-emptive rights and rights of first refusal which any Governmental Entity of the Republic of Kazakhstan and any party which has a participating interest in any of the Material Subsidiaries may have with respect to UrAsia's Mineral Properties or Material Subsidiaries;

(j) execute and deliver, or cause to be executed and delivered, at the Closing, such customary agreements, certificates, resolutions, and other closing documents as may be required by Uranium One, all in form satisfactory to Uranium One, acting reasonably;

(k) not acquire or dispose of, or permit any of its Subsidiaries to acquire or dispose of, securities of Uranium One during the period commencing on the date hereof and ending on the earlier of the Effective Date or the date this Agreement is terminated pursuant to Section 7.1; and

(l) subject to the terms of this Agreement and obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, take all necessary steps required to give effect to the Arrangement.

4.9 Specific Covenants of Uranium One Regarding the Arrangement

Uranium One covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will,

(a) use commercially reasonable efforts to obtain conditional approval for the listing on the TSX and on JSE of the Uranium One Common Shares to be issued to the UrAsia Shareholders pursuant to the Arrangement and to ensure that such Uranium One Common Shares are not subject to any statutory hold period (subject only to restrictions on control block distributions) under applicable securities laws in Canada;

(b) use commercially reasonable efforts to cause all directors, officers and senior management of Uranium One with whom Uranium One has employment or management consulting agreements to execute a waiver, in form and substance satisfactory to UrAsia and its counsel acting reasonably, of:

(i) all provisions of such employment or management consulting agreements which would alter the respective rights and obligations of Uranium One

and such directors, officers and senior management in the event of a change of control of Uranium One as a result of the Arrangement;

(ii) all provisions of such employment or management consulting agreements and all provisions of any stock options granted to such directors, officers and senior management which would accelerate the vesting of any stock options granted by Uranium One to such directors, officers and senior management in the event of a change of control of Uranium One as a result of the Arrangement;

(c) use commercially reasonable efforts to deliver to UrAsia, by the date upon which the UrAsia Meeting is held, corporate and title opinions with respect to Uranium One and each of its Material Subsidiaries and the Mineral Projects owned by or in which Uranium One or its Material Subsidiaries own interests, including but not limited to the Mineral Projects described on pages 14 to 50 of Uranium One's annual information form dated March 30, 2006 for the year ending December 31, 2005, in form and substance satisfactory to UrAsia and its counsel, acting reasonably, which opinions shall, at least, update and re-confirm, as of a date within three Business Days before the date of the UrAsia Meeting, the opinions of Webber Wentzel Bowens dated December 20, 2006, Deneys Reitz Inc. dated December 20, 2006 and Minter Elllison dated December 19, 2006;

(d) prior to the Effective Date, use commercially reasonable efforts to enable the Board of Directors of Uranium One to pass the resolution contemplated in Section 2.1(d);

(e) execute and deliver, or cause to be executed and delivered, at the Closing such customary agreements, certificates, resolutions and other closing documents as may be required by UrAsia, all in form satisfactory to UrAsia, acting reasonably;

(f) subject to the terms of this Agreement and obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, take all necessary steps required on its part to give effect to the Arrangement;

(g) not, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise (i) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions in respect of an Acquisition Proposal; (ii) encourage or participate in any discussions or negotiations regarding any potential Acquisition Proposal involving Uranium One; (iii) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal involving Uranium One; or (iv) enter into any agreement, arrangement or understanding related to any Acquisition Proposal involving Uranium One. Notwithstanding the foregoing, the Board of Directors of Uranium One may (i) consider, negotiate, approve or recommend to its shareholders any bona fide written Acquisition Proposal

consisting of a merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation, or other business combination involving Uranium One, the result of which is that one person or group of persons acting jointly or in concert will hold a majority of the outstanding shares in the capital of Uranium One ("**Change of Control Proposal**") that is received by Uranium One after the date hereof and that was not solicited after the date hereof, and (ii) following the receipt of any such Change of Control Proposal, in addition to any other actions required under Applicable Law, solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions in respect of, encourage or participate in any discussions or negotiations regarding, and accept or approve or recommend, or agree to accept, approve or recommend, any other Change of Control Proposal, and (iii) in either case, enter into any agreement, arrangement or understanding relating to any such Change of Control Proposal where the completion of any such Change of Control Proposal would not violate Uranium One's covenants under this Agreement; and

(h) Uranium One shall promptly notify UrAsia orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by Uranium One, or any request for non-public information relating to Uranium One or any of its Subsidiaries, as the case may be, in connection with such Acquisition Proposal or for access to the properties, books and/or records of Uranium One or any Subsidiary, by any Person that informs Uranium One or such Subsidiary that it is considering making, or has made, an Acquisition Proposal involving Uranium One. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the material terms and conditions thereof, in either case including the identity of the Person making the Acquisition Proposal, inquiry or contact.

4.10 Post-Closing Covenants

Uranium One covenants that, from and after the Effective Time, (which covenants will survive completion of the Arrangement) it will:

(a) use commercially reasonable efforts to (i) procure prior to the Effective Time prepaid non-cancellable run-off directors' and officers' liability insurance providing coverage (on terms comparable to those contained in UrAsia's current insurance policies) for six years from the Effective Time with respect to claims arising from or related to facts or events that occurred at or prior to the Effective Time in the same manner as such claims would have been covered if they arose prior to the Effective Time, or (ii) cause to be maintained in effect, for not less than six years from the Effective Time, policies of directors' and officers' liability insurance that provide substantially the same coverage and contain substantially similar terms and conditions for acts and omissions prior to the Effective Time as is provided under or contained in the policies of the directors' and officers'

liability insurance maintained by UrAsia as of the date of this Agreement provided that in the case of (i), the cost shall not be more than 300% of the last annual premium paid prior to the date of this Agreement and, in the case of (ii), so long as the annual premium therefor would not be in excess of 200% of the last annual premium paid prior to the date of this Agreement;

(b) it will cause UrAsia to honour all severance obligations contemplated in Section 3.1(rr); and

(c) it will use commercially reasonable efforts to obtain the listing on the AIM of the Uranium One Common Shares to be issued to the UrAsia Shareholders pursuant to the Arrangement, subject to such listing being commercially feasible considering the number of shareholders requesting such listing.

4.11 Merger of Covenants

Except as to the contrary expressly required by the terms hereof, the covenants set out in this Agreement shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfillment or waiver of the following mutual conditions on or before the Effective Time or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to UrAsia and Uranium One, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) the UrAsia Securityholders shall have approved the Arrangement Resolution at the UrAsia Meeting in accordance with Applicable Laws and the Interim Order;

(c) the Final Order shall have been granted in form and substance satisfactory to UrAsia and Uranium One, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(d) any conditions in addition to those set out in this Section 5.1 which may be imposed by the Interim Order or the Final Order shall have been satisfied;

(e) there shall not be in force any injunction, order or decree which is final and non-appealable, and there shall not be any proceeding of a judicial or administrative nature or otherwise, brought by or before a Governmental Entity, or any

Applicable Laws proposed, enacted, promulgated or applied: (i) to prohibit or suspend trading in the securities of UrAsia or Uranium One; (ii) to enjoin, prohibit or impose material limitations or conditions on the Arrangement or the right of Uranium One to acquire, own or exercise full rights of ownership of the UrAsia Common Shares; or (iii) which constitutes, or if the Arrangement were consummated would reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Effect in respect of either Party, or which would could impede or interfere with the completion of the Arrangement;

(f) all Appropriate Regulatory Approvals and Consents shall have been obtained or received on terms which will not cause a Material Adverse Effect on either Party, and reasonably satisfactory evidence thereof shall have been delivered to each Party;

(g) UrAsia shall have obtained waivers of all of the pre-emptive rights and rights of first refusal contemplated in subsection 4.8(i);

(h) the Uranium One Common Shares to be issued to the UrAsia Shareholders pursuant to the Arrangement shall have been approved for listing on the TSX and the JSE and such Uranium One Common Shares shall not be subject to any statutory hold period (subject only to restrictions on control block distributions) under applicable securities laws in Canada;

(i) the Effective Date shall have occurred on or before August 17, 2007 or such later date as the Parties may agree to in writing;

(j) holders of no greater than 10% of the then outstanding UrAsia Common Shares shall have validly dissented to the Arrangement; and

(k) this Agreement shall not have been terminated pursuant to Article 7.

The foregoing conditions are for the mutual benefit of each of the Parties and may be waived, in whole or in part, by any Party at any time, provided that no Party may waive any mutual condition on behalf of any other Party.

5.2 Several Conditions

The obligation of each Party to complete the transactions contemplated hereby is subject to the fulfilment or waiver by the other Party of the following conditions on or before the Effective Time or such other time as specified below:

(a) the representations and warranties made to such Party by the other Party in this Agreement shall be true and correct in all material respects (unless such representations and warranties are qualified by reference to materiality or Material Adverse Effect in which case such representations and warranties shall be true and correct) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such

earlier date, or except as affected by transactions contemplated or permitted by this Agreement);

(b) the other Party shall have complied in all material respects with its covenants herein;

(c) the other Party shall have delivered to the other Party a certificate of one senior officer of the other Party dated the Effective Date certifying the fulfillment of the conditions in subsections 5.2(a) and 5.2(b);

(d) from the date hereof up to and including the Effective Time, there shall have been no change, condition, effect, event or occurrence which, in the reasonable judgment of such Party, has or is reasonably likely or expected to have a Material Adverse Effect on the other Party and its Subsidiaries taken as a whole, on the Arrangement or on the combined business that will result from the completion of the Arrangement;

(e) the Party shall not have become aware of any misrepresentation, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document (including the Meeting Materials) filed by or on behalf of the other Party with any regulatory authority, stock exchange or other Governmental Entity in Canada or elsewhere or provided by that Party to the other Party; and

(f) on or prior to the Effective Date, the Party shall be satisfied, acting reasonably, that all applications made by the other Party or its directors, officers, agents and representatives on the other Party's behalf, for the acquisition or renewal of mineral properties or licenses or permits related to mineral properties, are for the benefit of and will be held by the other Party upon completion of the Arrangement.

The foregoing conditions precedent are for the benefit of each Party and may be waived, in whole or in part, by such Party in writing at any time.

5.3 Additional Conditions in Favour of Uranium One

The obligation of Uranium One to complete the transactions contemplated hereby is subject to the fulfilment or waiver of the following conditions on or before the Effective Time or such other time as specified below:

(a) the Board of Directors of UrAsia shall have made the Recommendation to UrAsia Securityholders and shall not have withdrawn or changed the Recommendation in a manner adverse to Uranium One or which could impede the completion of the Arrangement, and shall not have made a recommendation to UrAsia Securityholders not to accept the Arrangement;

(b) UrAsia shall have provided Uranium One with a certificate of two senior officers of UrAsia dated the Effective Date confirming the number of UrAsia Common Shares in respect of which dissent rights have been validly exercised.

The foregoing conditions are for the exclusive benefit of Uranium One and may be waived, in whole or in part, by Uranium One in writing at any time.

5.4 Merger of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 6
BREAK FEES AND EXPENSE REIMBURSEMENT

6.1 Interpretation

For the purposes of this Article 6:

"Uranium One Break Fee" shall mean a fee of US$60,000,000.

"UrAsia Break Fee" shall mean a fee of US$90,000,000.

"Uranium One Fee Event" shall mean the occurrence of any of the following:

(a) the termination of this Agreement by UrAsia pursuant to subsection 7.1(b)(i) (only in the case of a breach by Uranium One of any provision of Sections 4.2(b)(i), 4.2(b)(ii), 4.2(b)(iii), 4.2(f), 4.2(o), 4.3 or 4.9(g) but excluding any immaterial breach of a provision of Section 4.9(g) which could not reasonably be expected to have a material impact on the timing or likelihood of completing the Arrangement); or

(b) the termination of this Agreement by UrAsia pursuant to subsection 7.1(g).

"UrAsia Fee Event" shall mean the occurrence of any of the following:

(a) the termination of this Agreement by Uranium One pursuant to subsection 7.1(b)(i) (only in the case of a breach by UrAsia of any provision of Sections 4.2(b)(i), 4.2(b)(ii), 4.2(b)(iii), 4.2(f), 4.2(o), 4.4, or 4.5 but excluding any immaterial breach of a provision of Section 4.4 which could not reasonably be expected to have a material impact on the timing or likelihood of completing the Arrangement), subsection 7.1(e), or subsection 7.1(f);

(b) the termination of this Agreement pursuant to subsection 7.1(d);

(c) if all of the following occur: (i) an Acquisition Proposal in respect of UrAsia shall have been made to UrAsia or made known to the UrAsia Shareholders generally or shall have been made directly to UrAsia Shareholders or any person shall have

publicly announced an intention to make an Acquisition Proposal in respect of UrAsia; (ii) this Agreement is terminated; and (iii) UrAsia completes any Acquisition Proposal during the term of this Agreement or within nine months following the termination of this Agreement; or

(d) if the UrAsia Meeting is not held on or prior to May 15, 2007, provided that Uranium One has provided to UrAsia in a timely manner all information reasonably required by it for the preparation of the Meeting Materials, or such later date as may be permitted under subsection 4.8(a)(vi) or as the Parties may agree in writing.

6.2 UrAsia Break Fee

UrAsia shall pay to Uranium One the UrAsia Break Fee in immediately available funds no later than one Business Day after the first to occur of any UrAsia Fee Event or, in the event of the UrAsia Fee Event set out in subparagraph (c) of the definition of UrAsia Fee Event, no later than one Business Day following completion of the Acquisition Proposal.

6.3 Uranium One Break Fee

Uranium One shall pay to UrAsia the Uranium One Break Fee in immediately available funds no later than one Business Day after the occurrence of the Uranium One Fee Event.

6.4 Reimbursement of Expenses

(a) If the Agreement is terminated by Uranium One pursuant to subsection 7.1(b)(i) (other than in the case of a termination pursuant to subsection 7.1(b)(i) which would constitute a UrAsia Fee Event, in which case UrAsia shall pay Uranium One the UrAsia Break Fee in accordance with Section 6.2) or subsection 7.1(c), UrAsia shall forthwith pay to Uranium One within one (1) Business Day of such termination the amount of $7,500,000 in immediately available funds.

(b) If this Agreement is terminated by UrAsia pursuant to subsection 7.1(b)(i) (other than in the case of a termination pursuant to subsection 7.1(b)(i) which would constitute a Uranium One Fee Event, in which case Uranium One shall pay UrAsia the Uranium One Break Fee in accordance with Section 6.3), Uranium One shall forthwith pay to UrAsia within one (1) business day of such termination the amount of $7,500,000 in immediately available funds.

(c) If the Agreement is terminated by Uranium One pursuant to subsection 7.1(h), UrAsia shall forthwith pay to Uranium One the greater of (i) $7,500,000 and (ii) 3% of the consideration received by UrAsia in connection with any failure to satisfy the requirements contemplated under subsection 7.1(h), of which $7,500,000 shall be paid immediately to Uranium One in immediately available funds and the balance, if any, shall be paid if, as and when such consideration is received by UrAsia.

6.5 Liquidated Damages

Each Party acknowledges that the payment amounts set out in Sections 6.2, 6.3 and 6.4 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such amount will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party hereby irrevocably and unconditionally waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party acknowledges and agrees that (a) if it is paid a break fee as contemplated in Sections 6.2 and 6.3, it shall have no other remedy for breach of this Agreement by the other Party, and (b) payment by one Party to the other Party pursuant to Section 6.4 shall not be in lieu of any damages or any other payment or remedy available at law or in equity in the event of any wilful or intentional breach by the Party making the payment of any of its obligations or covenants under this Agreement.

6.6 Survival

The provisions of this Article 6 shall survive the termination of this Agreement.

ARTICLE 7
TERMINATION

7.1 Termination

This Agreement may be terminated immediately:

(a) by mutual written consent of Uranium One and UrAsia;

(b) by either Party, upon providing written notice to the other:

(i) at any time if the other Party is in breach of any of its representations, warranties or covenants contained in this Agreement in any material respect and such breach is not capable of being cured or is not cured by the breaching Party within seven Business Days of the receipt of notice of such breach by the breaching Party;

(ii) if any of the conditions for the benefit of the terminating Party contained in this Agreement is not satisfied or waived on or before August 17, 2007 (or such later date as the Parties may agree to in writing) or such other time prior thereto as is specified in this Agreement, provided that the terminating Party is not then in breach of any representations, warranties and covenants herein contained in any material respect;

(c) by either Party if any of the following have occurred:

(i) if the approval of the UrAsia Securityholders for the Arrangement has not been obtained by May 15, 2007, provided that Uranium One has provided to UrAsia in a timely manner all information reasonably required by it for the preparation of the Meeting Materials, or such later date as may be

permitted under subsection 4.8(a)(vi) or as the Parties may agree to in writing; or

(ii) if upon a vote at the UrAsia Meeting, or any adjournment or postponement thereof, duly held to obtain the approval of UrAsia Securityholders (voting as a single class) of the Arrangement Resolution, the approval of the UrAsia Securityholders (voting as a single class) for the Arrangement is not obtained in accordance with Applicable Laws;

(d) by either Party upon the determination by UrAsia, after conclusion of the process set out in Section 4.4 that an Acquisition Proposal constitutes a Superior Proposal, the provision of notice to Uranium One of a Superior Proposal as required by Section 4.5 and the time period for Uranium One to propose an amendment to the Agreement as contemplated by Section 4.5 has elapsed and Uranium One has failed to propose an amendment to this Agreement which satisfies the criteria set out in subsection 4.5.1(b);

(e) by Uranium One, if the Board of Directors of UrAsia: (i) has withdrawn or changed the Recommendation or has made a recommendation to the UrAsia Securityholders not to accept or approve the Arrangement; (ii) has not submitted the Arrangement for approval to UrAsia Securityholders on or prior to May 15, 2007, provided that Uranium One has provided to UrAsia in a timely manner all information reasonably required by it for the preparation of the Meeting Materials, or such later date as may be permitted under subsection 4.8(a)(vi) or as the Parties may agree to in writing; (iii) has failed to solicit proxies in favour of approving the Arrangement; or (iv) has resolved to do any of the foregoing;

(f) by Uranium One, if an Acquisition Proposal in respect of UrAsia has been made or proposed and the Board of Directors of UrAsia shall have failed, after being requested by Uranium One in writing, to reaffirm its recommendation to the UrAsia Securityholders to approve the Arrangement as promptly as possible but in any event within five Business Days after receipt of such written request from Uranium One;

(g) by UrAsia, if Uranium One enters into any agreement to support, implement or complete any Change of Control Proposal or the Board of Directors of Uranium One approves or recommends to Uranium One's shareholders any Change of Control Proposal which, in either case, is not timed and structured such that:

(i) if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may first be taken up by the offeror is after the date upon which UrAsia Shareholders will have been issued the Uranium One Common Shares to be received by them under the Arrangement; or

(ii) if the Change of Control Proposal is structured in any other way, a meeting of the shareholders of Uranium One shall be called to consider and, if thought fit, approve such Change of Control Proposal and the

record date for such meeting shall be a date that is after the date upon which UrAsia Shareholders will have been issued the Uranium One Common Shares to be received by them under the Arrangement.

(h) by either Party if UrAsia fails to satisfy by May 15, 2007 any Kazakhstan regulatory requirements that would preclude completion of the Arrangement.

If this Agreement is terminated by either Party as provided in this Article 7, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of either Party, except with respect to Sections 6.2, 6.3, 6.4, 9.2 and 9.8 which provisions shall survive the termination; provided that notwithstanding anything to the contrary contained in this Agreement, neither Party shall be (i) relieved or released from any liability or damages arising out of any breach of this Agreement prior to such termination or (ii) precluded from seeking injunctive relief to restrain any breach or threatened breach of this Agreement or otherwise to obtain specific performance of any provision of this Agreement.

ARTICLE 8
AMENDMENT

8.1 Amendments and Waivers

This Agreement may, at any time and from time to time, before and after the holding of the UrAsia Meeting but not later than the Effective Date, be amended, modified and/or supplemented by written agreement of the Parties hereto (or in the case of a waiver, by written instrument of the Party giving the waiver) without, subject to Applicable Laws, further notice to or authorization on the part of UrAsia Securityholders. Without limiting the generality of the foregoing, any such amendment, modification or supplement may:

(a) change the time for performance of any of the obligations or acts of the Parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants contained herein or in any document to be delivered pursuant hereto; or

(d) waive or modify performance of any of the obligations or conditions precedent of the Parties hereto.

ARTICLE 9
GENERAL PROVISIONS

9.1 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be communicated confidentially and in writing to the addresses or facsimile numbers set out below and will be sufficiently given if: (i) delivered personally upon the Party

for whom it is intended; (ii) delivered by registered or certified mail where receipt has been acknowledged; or (iii) by electronic facsimile upon receipt of confirmation of transmission:

To Uranium One:

sxr Uranium One Inc.
Suite 1610 - 390 Bay Street
Toronto, Ontario, M5H 2Y2

Attention: Executive Vice President, General Counsel, and Secretary
Facsimile: (416) 363-6806

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Suite 3600, Toronto Dominion Bank Tower
Toronto-Dominion Centre
66 Wellington Street West
Toronto, Ontario
M5K 1N6

Attention: John S.M. Turner
Facsimile: (416) 364-7813

If to UrAsia:

UrAsia Energy Ltd.
Suite 3123 - 595 Burrard Street
P.O. Box 49139, Three Bentall Centre
Vancouver, British Columbia
V7X 1J1

Attention: Ian Telfer, Chairman of the Board of Directors
Facsimile: (604) 609-6145

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: John F. Anderson

Facsimile: (604) 681-1825

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section.

9.2 Confidentiality

The Parties agree that the term of the confidentiality agreement dated "the ___ day of December, 2006" entered into between Uranium One and UrAsia (the "**Confidentiality Agreement**") shall be extended to August 17, 2007. The Parties acknowledge that this Agreement and the Arrangement is subject to the Confidentiality Agreement. For greater certainty, any discussions in connection with this Agreement shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party hereto or as contemplated or provided herein) be disclosed by a Party to any Person other than a director, officer, employee, agent or professional advisor of or to that Party with a need to know for purposes connected with the Arrangement or other matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a Person to whom it makes disclosure.

9.3 Governing Law

This Agreement is governed by, and will be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.4 Attornment

For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the Parties hereby attorns to the jurisdiction of the courts of the Province of Ontario.

9.5 Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement is not assignable by a Party without the prior written consent of the other Party, provided that Uranium One may assign all or any part of its rights under this Agreement to a direct or indirect subsidiary of Uranium One, but shall remain responsible for its obligations hereunder.

9.6 Time of Essence

Time shall be of the essence of this Agreement.

9.7 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and

shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

9.8 Fees and Expenses

Except as provided in Article 6, each Party will pay its own expenses incurred in connection with this Agreement or the transactions contemplated herein.

9.9 Further Assurances

Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, UrAsia and Uranium One agree to make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required by any of them in order to document or evidence any of the transactions or events set out herein.

9.10 Remedies

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

9.11 Counterparts

This Agreement may be executed in any number of counterparts, manually or by facsimile, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

SXR URANIUM ONE INC.

By: ______________________
Name: Neal Froneman
Title: President and CEO

URASIA ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE 1.1(a)
Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

ARTICLE 1 INTERPRETATION

1.1 **Definitions**. In this Plan of Arrangement unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meaning as set out below and grammatical variations of such terms shall have corresponding meanings:

"**Arrangement**" means an arrangement under the provisions of section 288 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or variation thereto made in accordance with Section 5.1 hereof or made at the discretion of the Court in the Final Order;

"**Arrangement Agreement**" means the arrangement agreement made as of the 11th day of February, 2007, between Uranium One and UrAsia;

"**Arrangement Resolution**" means the resolution of the UrAsia Securityholders, voting as a single class at the UrAsia Meeting, to be passed by a two-thirds majority of votes cast approving the Arrangement as required by applicable laws, to be substantially in the form and content of Schedule 1.1(b) to the Arrangement Agreement.

"**BCBCA**" means the *Business Corporations Act* (British Columbia) , as amended and the regulations thereunder.

"**Business Day**" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Johannesburg, South Africa, Toronto, Ontario, Canada or Vancouver, British Columbia, Canada.

"**Court**" means the Supreme Court of British Columbia;

"**Depositary**" means Computershare Investor Services at its principal offices in the cities of Vancouver and Toronto;

"**Dissent Rights**" has the meaning set out in Section 4.1 hereof;

"**Effective Date**" means the date upon which all of the conditions to the completion of the Arrangement as set out in Article 5 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of UrAsia or

Uranium One, as the case may be, acting reasonably, or such other date as UrAsia and Uranium One may agree;

"**Effective Time**" means 2:00 p.m. (Vancouver time) on the Effective Date;

"**Final Order**" means the order of the Court approving the Arrangement, as such order may be amended or modified by the highest court which hears an appeal in respect of such order at any time prior to the Effective Time;

"**Holder**" means a registered holder of UrAsia Common Shares immediately prior to the Effective Time or any person who surrenders to the Depository, certificates representing such UrAsia Common shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

"**Information Circular**" means the management information circular of UrAsia, including the schedules attached thereto and all amendments from time to time made thereto, prepared and delivered to the UrAsia Shareholders in connection with the UrAsia Meeting;

"**Interim Order**" means the interim order of the Court, as such order may be amended, containing declarations, orders and directions made in connection with the approval of the Arrangement;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Letter of Transmittal**" means the letter of transmittal forwarded by UrAsia to the UrAsia Shareholders together with the Circular;

"**Plan of Arrangement**", "**hereof**", "**hereunder**" and similar expressions mean this Plan of Arrangement including the recitals and appendices hereto and any amendments thereof, and not any particular Article, Section or other part hereof and include any amendment agreement or instrument supplementary or ancillary hereto.

"**Uranium One**" means sxr Uranium One Inc., a body corporate incorporated under the laws of Canada;

"**Uranium One Common Share**" means a common share in the capital stock of Uranium One;

"**Uranium One Jeffcott Warrant**" means a warrant entitling Jeffcott Group Ltd. to acquire the number of UrAsia Common Shares that are issuable upon the exercise of the UrAsia Jeffcott Warrant multiplied by 0.45, on substantially the same terms as are set out in the UrAsia Jeffcott Warrant.

"**UrAsia**" means UrAsia Energy Ltd., a body corporate existing under the laws of the Province of British Columbia;

"**UrAsia Common Share**" means a common share in the capital of UrAsia;

"**UrAsia Jeffcott Warrant**" means a warrant issued by UrAsia to Jeffcott Group Ltd. on November 7, 2005, which entitles Jeffcott Group Ltd. to acquire 15,476,000 UrAsia Common Shares for no additional consideration in certain circumstances enumerated therein.

"**UrAsia Meeting**" means the special meeting of the UrAsia Securityholders, including any and all adjournments and postponements thereof, called for the purpose of considering and, if thought fit, approving the Arrangement Resolution.

"**UrAsia Securityholders**" means collectively the UrAsia Shareholders and the UrAsia Warrantholder.

"**UrAsia Shareholders**" means the Holders of UrAsia Common Shares.

"**UrAsia Warrantholder**" means the holder of the UrAsia Jeffcott Warrant.

1.2 Number, Gender and Persons. In this Plan of Arrangement, unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing persons shall include natural persons, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.3 Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4 Date for Any Action. In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.5 Statutory References. Any reference in this Plan of Arrangement to a statute includes all published rules and regulations made thereunder, all amendments to such statute or the published rules and regulations made thereunder in force from time to time and any statute, published rule or regulation that supplements or supersedes such statute or the rules or regulations made thereunder.

1.6 Payments. Any payments to be made hereunder shall be made without interest and less any tax required by law to be deducted and withheld.

ARTICLE 2
ARRANGEMENT

2.1 **Binding Effect.** This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time UrAsia, Uranium One and on all of the UrAsia Securityholders.

2.2 **Events Sequential.** At the Effective Time, the following shall occur and be deemed to occur in the following order without any further act or formality:

(a) all issued and outstanding UrAsia Common Shares (other than UrAsia Common Shares in respect of which the Holder has duly and validly exercised his Dissent Rights and other than UrAsia Common Shares beneficially owned, directly or indirectly, by Uranium One) shall be and be deemed to be transferred to Uranium One (free of any claims or encumbrances) and the Holders thereof shall be entitled to receive from Uranium One in exchange for each such share, subject to Section 3.3, 0.45 of a Uranium One Common Share;

(b) with respect to each UrAsia Common Share to which paragraph 2.2(a) applies:

(i) the registered holder thereof shall cease to be a holder of such share and such holder's name shall be deemed to be removed from the central securities register of UrAsia as of the Effective Time; and

(ii) Uranium One shall be and be deemed to be the transferee of such UrAsia Common Share (free of any claims or encumbrances) and shall be deemed to be entered in the central securities register of UrAsia as the holder thereof; and

(c) the UrAsia Jeffcott Warrant shall be exchanged for the Uranium One Jeffcott Warrant.

ARTICLE 3
CERTIFICATES, PAYMENTS AND FRACTIONS

3.1 **Delivery of Consideration.**

(a) At or promptly after the Effective Date, Uranium One will deposit with the Depositary a certificate representing the Uranium One Common Shares payable and issuable in accordance with the provisions of Article 2 hereof. Subject to Section 3.5, on and after the Effective Time, certificates formerly representing UrAsia Common Shares (other than UrAsia Common Shares beneficially owned, directly or indirectly, by Uranium One) shall cease to represent such shares and shall represent only the right to receive the consideration therefor specified in Section 2.2 in accordance with the terms of the Arrangement, subject to compliance with the requirements set forth in this Article 3.

(b) As soon as practicable after the Effective Date, upon the Holder depositing with the Depositary certificates representing UrAsia Common Shares accompanied by a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, Uranium One shall cause the Depositary to deliver, to the Holder or otherwise in accordance with the Letter of Transmittal, the share certificates evidencing the Uranium One Common Shares to which such Holder is entitled in accordance with the terms of the Arrangement.

(c) The UrAsia Warrantholder at the Effective Time shall be entitled to receive an instrument representing the Uranium One Jeffcott Warrant to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon surrender to Uranium One of the certificate representing the UrAsia Jeffcott Warrant, and each and every certificate, document, agreement or other instrument, if any, formerly representing the UrAsia Jeffcott Warrant shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality.

3.2 Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made effective after the Effective Time with respect to Uranium One Common Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate unless or until the Holder surrenders such certificate in accordance with Section 3.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (b) below, at an appropriate payment date), there shall be paid to the Holder, without interest:

(a) the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to the Uranium One Common Shares to which such Holder is entitled;

(b) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to the Uranium One Common Shares.

3.3 No Fractional Shares or Warrants. No fractional Uranium One Common Shares will be issued to Holders or upon the exercise of the Uranium One Jeffcott Warrant. If a Holder is entitled to receive a fractional Uranium One Common Share, the number of Uranium One Common Shares issuable to such Holder under the Arrangement will be rounded down to the nearest whole number of Uranium One Common Shares such Holder is entitled to receive under the Arrangement. If the UrAsia Warrantholder would otherwise be entitled to receive under the Arrangement a Uranium One Jeffcott Warrant entitling it to acquire a fractional Uranium One Common Share upon the exercise of the Uranium One Jeffcott Warrant, such Uranium One Jeffcott Warrant shall only entitle the UrAsia Warrantholder to acquire the number of Uranium One Common Shares contemplated in Section 2.2 rounded down to the nearest whole Uranium One Common Share.

3.4 Lost Certificates. If any certificate which immediately prior to the Effective Time represented outstanding UrAsia Common Shares that were exchanged pursuant to Article 2 hereof, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will, subject to the terms hereof, issue in exchange for such lost, stolen or destroyed certificate, a certificate representing Uranium One Common Shares payable in respect thereof. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Uranium One Common Shares to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and Uranium One in such sum as Uranium One may reasonably direct or otherwise indemnify Uranium One, UrAsia and the Depositary in a manner satisfactory to them against any claim that may be made against UrAsia, Uranium One or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

3.5 Unclaimed Certificates. Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding UrAsia Common Shares (other than UrAsia Common Shares beneficially owned, directly or indirectly, by Uranium One) that has not been surrendered with all other documents and instruments required by Article 3 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against UrAsia or Uranium One and the right of such holder to receive Uranium One Common Shares, shall be deemed to have been surrendered and forfeited to Uranium One, together with all entitlements to dividends, distributions and any interest thereon held for such former holder, for no consideration.

3.6 Withholding Rights. Uranium One, UrAsia and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of UrAsia Common Shares or the UrAsia Jeffcott Warrant pursuant to Section 2.2 hereof, such amounts as Uranium One, UrAsia or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Dissenting UrAsia Shareholders. UrAsia Shareholders may exercise rights of dissent with respect to UrAsia Common Shares held by them pursuant to and in the manner set forth in the Interim Order or the Final Order ("**Dissent Rights**"). UrAsia Shareholders who exercise such rights to dissent ("**Dissenting Shareholders**") and who:

(a) are ultimately entitled to be paid fair value for their UrAsia Common Shares in respect of which they dissent shall be deemed to have transferred such shares to UrAsia for cancellation on the Effective Date immediately following completion of the steps described in Section 2.2; or

(b) are ultimately not entitled, for any reason, to be paid fair value for their UrAsia Common Shares in respect of which they dissent, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting UrAsia Shareholder and shall be entitled to receive only the Uranium One Common Shares that such non-dissenting UrAsia Shareholders are entitled to receive, on the basis set forth in Section 2.2.

4.2 **Recognition of Dissenting Shareholders**. Neither UrAsia, Uranium One nor any other person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of UrAsia Common Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of UrAsia.

ARTICLE 5
GENERAL

5.1 **Plan of Arrangement Amendment**. UrAsia and Uranium One reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is: (i) agreed to by Uranium One and UrAsia pursuant to the Arrangement Agreement, (ii) filed with the Court and, if made following the UrAsia Meeting, approved by the Court, and (iii) communicated to the UrAsia Securityholders if and as required by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by UrAsia or Uranium One at any time prior to or at the UrAsia Meeting with or without any other prior notice or communication and, if so proposed and accepted by a two-thirds majority of the votes cast at the UrAsia Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the UrAsia Meeting shall be effective only if it is consented to by UrAsia and Uranium One and if required by the Court, consented to by UrAsia Securityholders voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Uranium One and UrAsia following the Effective Date without the approval of the UrAsia Securityholders, provided that it concerns a matter which, in the reasonable opinion of Uranium One and UrAsia, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any UrAsia Securityholder.

5.2 **Paramountcy**. From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all securities issued by UrAsia prior to the Effective Time, (ii) the rights and obligations of the UrAsia Securityholders in respect of their former UrAsia security holdings shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of UrAsia shall be deemed to

have been settled, compromised, released and determined without liability except as set forth herein.

5.3 **Termination**. At any time up until the time the Final Order is made, Uranium One and UrAsia may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the UrAsia Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

SCHEDULE 1.1(b)
Form of Arrangement Resolution

URASIA ENERGY LTD.
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The arrangement (as the same may be, or may have been, amended, modified or supplemented, the "**Arrangement**") under Section 288 of the *Business Corporations Act* (British Columbia) (the "**BCBCA**") involving UrAsia Energy Ltd. ("**UrAsia**"), the holders of the common shares ("**Common Shares**") of UrAsia, the holders of warrants to purchase Common Shares, and sxr Uranium One Inc. ("**Uranium One**"), as more particularly described and set forth in the management information circular (the "**Circular**") of UrAsia dated ●, 2007, is hereby authorized, approved and adopted.

2. The plan of arrangement (as the same may be, or may have been, amended, modified or supplemented, the "**Plan of Arrangement**") involving UrAsia and Uranium One, included as Schedule 1.1(a) to the Arrangement Agreement (as defined below), is hereby authorized, approved and adopted.

3. The arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the "**Arrangement Agreement**") dated February 11, 2007 between Uranium One and UrAsia, included as Schedule B to the Circular, the actions of the directors of UrAsia in approving the Arrangement and Arrangement Agreement and the actions of the directors of UrAsia in executing and delivering the Arrangement Agreement and causing the performance by UrAsia of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding (i) that this special resolution has been approved (and the Arrangement adopted) by the shareholders and warrantholders of UrAsia in accordance with the interim order of the Supreme Court of British Columbia (the "**Court**") as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of UrAsia are hereby authorized and empowered without further notice to, or approval of, the shareholders and warrantholders of UrAsia, (A) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the effective time of the Arrangement.

5. Any one officer or director of UrAsia is hereby authorized and directed for and on behalf of UrAsia to execute or cause to be executed, under the seal of UrAsia or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to this resolution and the matters authorized

hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE 1.1(C)
APPROPRIATE REGULATORY APPROVALS

For UrAsia:

1. Written consent of the authorized Governmental Entity in respect of this transaction under Article 12 and 13 of the Competition Law of the Republic of Kazakhstan or the binding written confirmation from such authorized Governmental Entity that an application for the above consent is not necessary.

2. Any sanctions, rulings, consents, orders, exemptions, permits, waivers and other approvals (including the expiry of a prescribed time under a statute or regulation that states that a transaction may not be implemented until a prescribed time expires following the giving of notice) that are after due and prompt enquiry determined to be required under the competition laws of jurisdictions other than the Republic of Kazakhstan.

For Uranium One:

1. Conditional acceptance of the Arrangement by the TSX.

2. Acceptance by the JSE of the Arrangement.

3. To the extent required by the *Investment Canada Act* (the "**ICA**"), the applicable minister under the ICA shall have determined that the transaction contemplated by the Agreement is of net benefit to Canada.

4. Written consent of the authorized Governmental Entity in respect of this transaction under Article 12 and 13 of the Competition Law of the Republic of Kazakhstan or the binding written confirmation from such authorized Governmental Entity that an application for the above consent is not necessary.

5. Any sanctions, rulings, consents, orders, exemptions, permits, waivers and other approvals (including the expiry of a prescribed time under a statute or regulation that states that a transaction may not be implemented until a prescribed time expires following the giving of notice) that are after due and prompt enquiry determined to be required under the competition laws of jurisdictions other than the Republic of Kazakhstan.

SCHEDULE 1.1(D)
CONSENTS

__For UrAsia:__

1. A duly issued and executed written waiver from the authorized Governmental Entity of the Republic of Kazakhstan evidencing the waiver of the Republic of Kazakhstan of its priority right prescribed by Article 71 of the Subsoil Use Law of the Republic of Kazakhstan in respect of each of UrAsia's Mineral Properties in Kazakhstan.

SCHEDULE 3.1(C)

Material Subsidiaries

Material Subsidiaries of UrAsia

Name	Jurisdiction of Incorporation	Equity Ownership Percentage	Voting Ownership Percentage	Number of Shares Owned / Partnership Interest	Authorized Share Capital	Issued and Outstanding Shares
UrAsia Energy Holdings Ltd.	British Virgin Islands	100%	100%	413,581,250	1,000,000,000	413,581,250
Deanco Limited	Cyprus	100%(1)	100%(1)	1,200	1,200	1,200
Kazakhstanskaya Investitsionnaya Gruppa Astana LLP	Kazakhstan	100%(2)	100%(2)	100% limited liability partnership interest	n/a	n/a
Joint Venture Betpak Dala LLP	Kazakhstan	70%(3)	70%(3)	70% limited liability partnership interest	n/a	n/a
UrAsia London Limited(6)	British Virgin Islands	100%(1)	100%(1)	2	50,000	2
Kyzylkum LLP	Kazakhstan	30%(4)	30%(4)	30% limited liability partnership interest	n/a	n/a
Christina Investments Ltd.	British Virgin Islands	100%(1)	100%(1)	2	50,000	2
UrAsia in Kyrgyzstan LLC	Kyrgyzstan	100%(5)	100%(5)	100% limited liability company interest	n/a	n/a

(1) These companies are wholly-owned subsidiaries of UrAsia.
(2) Deanco Limited owns a 100% interest in this limited liability partnership.
(3) Kazakhstanskaya Investitsionnaya Gruppa Astana LLP owns a 70% interest in this limited liability partnership.
(4) UrAsia London Limited owns a 30% interest in this limited liability partnership.
(5) This company is a wholly-owned subsidiary of Christina Investments Ltd.
(6) Outstanding shares of this entity are subject to an encumbrance relating to bonus payments in respect of the properties of Kyzylkum LLP.

Material Subsidiaries of Uranium One

Name	Jurisdiction of Incorporation	Equity Ownership Percentage	Voting Ownership Percentage	Number of Shares Owned	Authorized Share Capital	Issued and Outstanding Shares
Uranium One Africa Limited	South Africa	100%	100%	409,310,211 ordinary shares	500,000,000 ordinary shares	409,310,211 ordinary shares
Southern Cross Resources Australia (Pty) Ltd.	Australia	100%	100%	517,002 ordinary shares	unlimited ordinary shares	517,002 ordinary shares
Aflease Gold Limited	South Africa	71.4%(1)	71.4%(1)	339,011,680 ordinary shares	1,775,000,000 ordinary shares	473,889,600 ordinary shares
New Kleinfontein Mining Company (Pty) Ltd	South Africa	100%(2)	100%(2)	188,028,148 ordinary shares	200,000,000 ordinary shares	188,028,148 ordinary shares
New Kleinfontein Goldmine (Proprietary) Limited	South Africa	100%(3)	100%(3)	1 ordinary share	1000 ordinary shares	1 ordinary share

(1) This company is a subsidiary of Uranium One Africa Limited.
(2) This company is a wholly-owned subsidiary of Aflease Gold Limited.
(3) This company is a wholly-owned subsidiary of New Kleinfontein Mining Company (Pty) Ltd.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

sxr Uranium One Inc. (the "**Issuer**")
390 Bay Street, Suite 1610
Toronto, Ontario, M5H 2Y2

Item 2 - Date of Material Change:

February 12, 2007

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated via Canadian Newswire on February 12, 2007.

Item 4 – Summary of Material Change:

sxr Uranium One Inc. ("**Uranium One**") and UrAsia Energy Ltd. ("**UrAsia**") announced that the two companies have entered into a definitive arrangement agreement whereby Uranium One will acquire all of the outstanding common shares of UrAsia, subject to approval by the shareholders of UrAsia and all regulatory approvals. Subject to shareholder approval, the combined company will continue under the name of Uranium One Inc. Under the terms of the agreement, the UrAsia shareholders will receive 0.45 common shares of Uranium One for each issued share of UrAsia.

Item 5 – Full Description of Material Change:

See attached Schedule "A" containing the news release dated February 12, 2007.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 - Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8 – Executive Officer:

The following senior officer of the Corporation is knowledgeable about the material change:

Chris Sattler, Vice President, Investor Relations
Tel: 1-416-350-3657

Item 9 – Date of Report:

February 16, 2007

Schedule "A"

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario M5H 2Y2

UrAsia Energy Ltd.
Suite 3123, 595 Burrard Street
Vancouver, British Columbia V7X 1J1

Trading Symbols: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)
UUU - TSX Venture Exchange, AIM (London Stock Exchange)

NEWS RELEASE

February 12, 2007

Uranium One and UrAsia Energy Announce Combination to Create Emerging Senior Uranium Company

Toronto, Ontario; Vancouver, British Columbia; Johannesburg, South Africa – sxr Uranium One Inc. ("Uranium One") and UrAsia Energy Ltd. ("UrAsia") are pleased to announce that the two companies have entered into a definitive arrangement agreement whereby Uranium One will acquire all of the outstanding common shares of UrAsia. The acquisition will result in the creation of a new, globally diversified uranium producer with an exciting growth profile and a combined fully-diluted market capitalization of approximately US$5 billion. Subject to shareholder approval, the combined company will continue under the name of Uranium One Inc.

Under the terms of the acquisition, UrAsia shareholders will receive 0.45 common shares of Uranium One for each issued share of UrAsia, representing a value of C$7.05 per share based upon the closing price of Uranium One on the TSX on February 9, 2007. This represents a 13% premium to the closing share price of UrAsia's shares on the TSX Venture Exchange on February 9, 2007 and a 21% premium to the 20 day volume weighted average trading prices of Uranium One's and UrAsia's shares on the TSX and TSX Venture Exchange, respectively.

The new Uranium One will be one of the world's largest uranium companies ranked by market capitalization. The profile of Uranium One will be:

- Estimated combined attributable annual production in excess of 7 million pounds U_3O_8 from five operations in 2008 (Dominion, Akdala, South Inkai, Kharassan and Honeymoon)
- Estimated cash operating costs of approximately US$10 to US$12 per pound U_3O_8 in steady state
- Un-hedged and un-capped sales contracts provide exposure to further uranium price increases on substantially all projected production
- Attributable proven and probable reserve base of 49 million pounds of U_3O_8, indicated resources of 102 million pounds of U_3O_8 and inferred resources of 269 million pounds of U_3O_8
- Substantial Russian P1 resources at South Inkai and Kharassan and upside potential at Dominion to drive organic resource growth
- A strong balance sheet with a pro forma cash balance of approximately US$389 million at December 31, 2006

- Industry leading expertise in both conventional and in situ leach (ISL) mining techniques

Further detailed information on reserves and resources can be found in the Additional Reserve and Resource Data section below and in the Other Matters and Cautionary Statement at the end of this release.

The transaction creates an emerging senior uranium company based on the combined project pipeline. The new Uranium One will provide shareholders with the benefits of scale through an increased market capitalization. The combined entity will be the only company in the uranium sector with production and asset exposure to each of the world's five largest resource jurisdictions, namely Kazakhstan, South Africa, Australia, the United States and Canada.

The Board of Directors of UrAsia has determined that the transaction is in the best interest of UrAsia and its shareholders and that the exchange ratio is fair to the UrAsia shareholders. The Board unanimously recommends that holders of UrAsia shares vote in favour of the transaction.

Paradigm Capital Inc. has provided a fairness opinion to the Board of Directors of UrAsia that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of UrAsia.

Senior officers and directors of UrAsia have agreed to vote in favour of the transaction and lock-up as well as support agreements have been executed.

Commenting on the transaction, Neal Froneman, Uranium One CEO said:

"The combination of Uranium One and UrAsia creates a new, globally diversified uranium company with compelling investment appeal. With imminent production from Dominion in South Africa, combined with an established production profile from the Akdala ISL mine, the new Uranium One will be an exciting low-cost, growth-oriented uranium company, with five mines in operation by Q1 2008. As a result of this acquisition, the competitive advantages of the new Uranium One will be significant, as we will have the technical and financial capabilities to pursue further value enhancing growth opportunities, both organically and through further consolidation."

Phillip Shirvington, CEO of UrAsia added:

"The new Uranium One will be the pre-eminent growth company in the sector, with an unrivalled production growth profile. The Company is well positioned to gain maximum benefit from rising uranium prices. As a director of the new Uranium One, I look forward to contributing to its continued development and growth."

Summary of the Transaction

The business combination of Uranium One and UrAsia will be completed by way of a statutory plan of arrangement under the *Business Corporations Act* (British Columbia) whereby each UrAsia common share will be exchanged for 0.45 Uranium One common shares. After completion of the transaction, it is expected that current Uranium One shareholders will own approximately 40% of the combined company and current UrAsia shareholders will own approximately 60%.

The combination has been unanimously approved by the Boards of Directors of both Uranium One and UrAsia and will be subject to, among other things, approval by a two-thirds majority of holders of UrAsia common shares and regulatory approvals. A meeting of UrAsia shareholders to approve the transaction

will be held on or about May 15, 2007. The notice of meeting, information circular and related materials is expected to be mailed in mid-April, 2007.

Paradigm Capital Inc. has provided an opinion to the Board of Directors of UrAsia that the consideration offered pursuant to the transaction is fair, from a financial point of view, to the common shareholders of UrAsia.

The Board of Directors of Uranium One has determined that this transaction is in the best interests of Uranium One shareholders and BMO Capital Markets has provided an opinion to the Board of Directors of Uranium One that the consideration offered pursuant to the arrangement is fair, from a financial point of view, to Uranium One.

If the transaction is not completed, UrAsia has agreed to pay a break fee to Uranium One under certain circumstances of US$90 million. UrAsia has also provided Uranium One with certain other customary rights, including a right to match competing offers.

As the new Uranium One will have a significant United Kingdom and continental European shareholder base, the company will investigate all available alternatives to facilitate continued liquidity for these shareholders.

Management Team and Board of Directors

Neal Froneman will continue as President and Chief Executive Officer of the combined company.

The Board of Directors of the new Uranium One will ultimately consist of nine members, comprising three nominees of UrAsia and six nominees of Uranium One. Ian Telfer will be Non-Executive Chairman and Phillip Shirvington will be one of the UrAsia nominees to the Uranium One Board. Frank Giustra resigned from the Board of UrAsia effective February 11, 2007 in order to permit the UrAsia Board to pursue this transaction without any perception of conflict, as he is also Chairman of Endeavour Financial (UrAsia's financial advisor). Mr. Giustra has confirmed to Uranium One and the UrAsia Board his continued support for the transaction and will assist UrAsia, as financial advisor, to bring the transaction to a timely and successful conclusion. Messrs. Telfer and Shirvington and a third nominee from UrAsia will join Andrew Adams, Ken Williamson, David Hodgson, Terry Rosenberg and Mark Wheatley as Non-Executive Directors of the new Uranium One. At closing, the Board of Directors will be comprised of eight members with the ninth member (one of the Uranium One nominees), being nominated at the next AGM.

Advisors and Counsel

Uranium One's exclusive financial advisor is BMO Capital Markets and its legal counsel is Fasken Martineau DuMoulin LLP. UrAsia's financial advisors are Endeavour Financial International Corporation, Canaccord Adams Limited and Paradigm Capital Inc. and its legal counsel is Stikeman Elliott LLP.

Conference Call

A conference call will be held on February 12, 2007 at 11:00 AM Eastern time to discuss this transaction. A copy of the presentation is available on www.uranium1.com.

Via Telephone:

The local dial-in number will be 416-340-2217. The North American toll free dial-in will be 1-866-696-5910. International participants must dial their international access code followed by 800-8989-6336. The passcode for the live call is 3214593 followed by the number sign.

A replay of the conference call will be available for one week at 416-695-5800 (local) or 1-800-408-3053 (North America toll free). The passcode for the replay is 3214593 followed by the number sign.

Via Webcast:

A live audio webcast of the call will be available at http://events.startcast.com/events/50/B0001

Additional Reserve and Resource Data

In conjunction with the following tables, readers are also urged to read the Other Matters and Cautionary Statement at the end of this press release.

UrAsia Energy Ltd.

Proven Mineral Reserves

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U_3O_8 (million lbs)
Akdala(1)	2,769	0.057	1,590	4.1

(1) Attributable

Probable Mineral Reserves

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U_3O_8 (million lbs)
Akdala(1)	8,966	0.057	5,110	13.3

(1) Attributable

Indicated Mineral Resources(2,3)

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U_3O_8 (million lbs)
Akdala(1)	12,011	0.057	6,850	17.8
Kharassan(1)	791	0.201	1,590	4.1

(1) Attributable
(2) Mineral resources are inclusive of mineral reserves
(3) Mineral resources are not mineral reserves and do not have demonstrated economic viability

Inferred Mineral Resources(2)

Asset	Tonnes (thousands)	Grade Uranium (% U)	Contained U (tonnes U)	Contained U_3O_8 (million lbs)
Akdala(1)	6,788	0.062	4,200	10.9
South Inkai(1)	40,390	0.043	16,720	43.5
Kharassan(1)	9,160	0.095	8,700	22.6

(1) Attributable

(2) Mineral resources are not mineral reserves and do not have demonstrated economic viability

sxr Uranium One Inc.

Probable Mineral Reserves

Asset	Tonnes (thousands)	U_3O_8 Grade (kg/tonne)	Contained U_3O_8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion	18,454	0.77	31,327	0.99	589

Indicated Mineral Resources[1,2]

Asset	Tonnes (thousands)	U_3O_8 Grade (kg/tonne)	Contained U_3O_8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion	36,385	0.81	64,889	0.91	1,060
Dominion Dumps	3,375	0.16	1,195	0.51	55
Honeymoon	1,200	2.40	6,500	n/a	n/a
East Kalkaroo	1,200	0.74	2,000	n/a	n/a
Goulds Dam	1,700	1.20	4,400	n/a	n/a

(1) Mineral resources are inclusive of mineral reserves

(2) Mineral resources are not mineral reserves and do not have demonstrated economic viability

Inferred Mineral Resources[1]

Reef Unit	Tonnes (thousands)	U_3O_8 Grade (kg/tonne)	Contained U_3O_8 (thousands of lbs)	Gold Grade (g/tonne)	Contained Gold (thousands of ozs)
Dominion	219,375	0.38	183,630	0.67	4,752
Billeroo	12,000	0.30	7,900	n/a	n/a

(1) Mineral resources are not mineral reserves and do not have demonstrated economic viability

About Uranium One

Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States. The Corporation holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

About UrAsia Energy

UrAsia is a Canadian-based uranium producer that offers investors exposure to low-cost uranium production and growth. The Company creates shareholder value by focusing on the development and operation of low-cost, in-situ leach uranium projects in Central Asia. UrAsia is listed on the TSX Venture Exchange and the Alternative Investment Market (AIM) of the London Stock Exchange, trading under the symbol UUU on both exchanges.

For further information, please contact:

Neal Froneman
Chief Executive Officer
sxr Uranium One Inc.
Tel: + 1 416 350 3657

Jean Nortier
Chief Financial Officer
sxr Uranium One Inc.
Tel: + 27 11 482 3605

Chris Sattler
Vice President, Investor Relations
sxr Uranium One Inc.
Tel: + 1 416 350 3657

Phillip Shirvington
Chief Executive Officer
UrAsia Energy Ltd.
Tel: + 1 604 609 5130

Sally Eyre
Vice President, Corporate Affairs
UrAsia Energy Ltd.
Tel: + 1 604 377 2757

Ben Willey
Buchanan Communications
Tel: + 44 (0)207 466 5118

Other Matters and Cautionary Statement

Investors are advised to refer to independent technical reports on Uranium One's material properties are available at www.sedar.com for detailed information with respect to the Corporation's properties. Those technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Scientific and technical information contained herein has been reviewed on behalf of Uranium One by Mr. M.H.G. Heyns, Pr.Sci.Nat. (SACNASP), MSAIMM, MGSSA, Consulting Geologist or by Ms. J.M. Smith, P.GEO Sr VP Corporate Development sxr Uranium One Inc.- both qualified persons for the purposes of NI 43-101.

Neither Uranium One nor Mr. Heyns or Ms. Smith have done sufficient work to classify the historical estimates of UrAsia's P1 resources or Uranium One's resources at Dominion as current mineral reserves or resources. Uranium One does not intend to treat such historical estimates of reserves and resources as a current estimate and the historical estimates should not be relied upon.

Scientific and technical information contained herein has been reviewed on behalf of UrAsia by C. Stewart Wallis, P.Geo. Consulting Geologist - a Qualified Person for the purpose of NI 43-101. Technical Reports prepared by Scott Wilson RPA (formerly Roscoe Postle Associates Inc.) in accordance with NI 43-101. Kharassan Technical Report, dated October 13, 2005, as revised March 25, 2006; South Inkai Technical Report, October 8, as revised March 20, 2006; and Akdala Technical Report, dated October 3, 2005 as revised March 3, 2006. The Technical Reports are available at www.sedar.com.

Historical estimates referred to herein as Russian P1 resources are derived from Kazatomprom documents, an entity of the Government of Kazakhstan. Although Russian P1 Resources do not meet Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards on Mineral Resource and Reserve definitions, they are considered relevant because of previous pilot plant production, but should not be relied upon. The CIM resource definition which most closely resembles P1 resources is that of Inferred Resources. However, there is less confidence attributed to a P1 resource since a P1 resource is estimated on the basis of a lower drill density than an inferred resource.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One or UrAsia, please visit www.uranium1.com or www.urasiaenergy.com

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
March 15, 2007

News release via Canada NewsWire, Toronto 416-863-9350

RECEIVED
2007 MAR 22 A 10:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention Business Editors:
Uranium One Signs Definitive Agreement to Acquire U.S. Energy Corp.'s Shootaring Canyon Uranium Mill and U.S. Uranium Properties

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO and JOHANNESBURG, South Africa, Feb. 23 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce that it has entered into a definitive agreement with U.S. Energy Corp. and its affiliate, Crested Corp., for the purchase of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres in a five-mile zone surrounding the purchased properties.

Neal Froneman, Chief Executive Officer of Uranium One, said: "The execution of this agreement marks a major step forward in our U.S. growth strategy. The acquisition of the Shootaring Canyon Mill and related uranium property interests will serve as the foundation for our growth in the United States. We look forward to closing this transaction and to expanding our U.S. business in line with our growth strategy."

Terms of the Acquisition

The asset purchase agreement follows a period of detailed due diligence conducted by Uranium One under an exclusivity agreement entered into between the parties on July 10, 2006.

Under the asset purchase agreement, Uranium One has agreed to purchase through certain of its subsidiaries the Shootaring Canyon Mill and related property interests for consideration equal to 6,607,605 Uranium One common shares plus the sum of US $750,000 in cash paid by Uranium One on execution of the exclusivity agreement. In addition, in accordance with the provisions of the exclusivity agreement, Uranium One has agreed to pay U.S. Energy US $20,000,000 upon the Shootaring Canyon Mill reaching commercial production and US $7,500,000 on the first delivery to the Mill after commercial production of mineralized material from any of the purchased properties; U.S. Energy will also receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of US $12,500,000.

The purchase agreement also provides for the assignment of U.S. Energy's right to receive US $4,100,000 in cash and 1,500,000 common shares of Uranium Power Corp. ("UPC") after closing under a purchase and related joint venture agreement between U.S. Energy and UPC relating to certain of the purchased properties for a cash payment equal to a 5.25% annual discount rate applied to US $4,100,000 plus the value of such shares (determined with reference to the weighted average closing price thereof on the TSX Venture Exchange prior to closing). In addition, in accordance with the provisions of the exclusivity agreement, Uranium One will on closing reimburse U.S. Energy for certain exploration expenditures relating to the purchased properties and incurred with Uranium One's approval since July 2006.

The purchase agreement also provides that Uranium One and U.S. Energy will enter into an agreement on closing under which Uranium One will be given the first opportunity to earn into or fund uranium property interests which may in the future be owned or acquired by U.S. Energy outside the five mile area surrounding the purchased properties for a period of two years after closing. Under this agreement, Uranium One will also have access without charge for a period of three years to the database of geological information assembled by U.S. Energy on properties in the western United States beyond the purchased properties and the area of interest surrounding them.

Closing of the purchase agreement is subject, among other things, to the receipt of all required governmental and regulatory approvals, including the approval by the Utah Division of Radiation Control of the transfer of the Mill's radioactive materials licence and final acceptance by the Toronto Stock

Exchange for the listing of the Uranium One common shares to be issued on closing.

The Shootaring Canyon Mill

The Shootaring Canyon Mill, located approximately 48 miles south of Hanksville, Utah, was the last conventional uranium mill to be built in the United States and is strategically situated amongst several known uranium deposits. The Mill was commissioned and operated for a period of four months in 1982, meeting all applicable performance guarantees. Approximately 30 tons of U3O8 were produced and shipped before the Mill was mothballed due to declining uranium prices. The Mill has been maintained in excellent condition since being placed on standby.

The Mill is an acid leach facility with a 750 tons per day throughput capacity that could be upgraded to an estimated throughput rate of 1,000 tons per day. There is also the potential to add a vanadium processing circuit to the existing Mill infrastructure. The Mill currently has a reclamation licence, which U.S. Energy is working to convert to an operating licence subject to applicable regulatory approval.

The U.S. Energy Uranium Properties

The U.S. Energy uranium properties consist of eight separate claim groupings in Utah, Wyoming, Arizona and Colorado. Four of these claim groupings (White Canyon, Henry Mountain, Lisbon Valley and Sage Plains) are wholly-owned by U.S. Energy; the other four (Sheep Mountain, Green River North, Burro Canyon and the Breccia Pipes) are held by U.S. Energy in the joint venture with UPC.

The most advanced of the U.S. Energy properties is the Sheep Mountain property in Wyoming. On August 29, 2006, UPC announced the completion by Scott Wilson Roscoe Postle Associates, Inc. of an NI 43-101-compliant mineral resource estimate (the "Resource Estimate") for the Sheep Mountain property, comprising inferred mineral resources of 4.56 MT grading 0.17% eU3O8 (15.6 million pounds of contained metal) contained in the Sheep 1 and 2 deposits.

The acquired assets also include an extensive database containing historical data from past producing uranium mines, as well as exploration data from uranium projects ranging from grassroots to advanced exploration status.

About sxr Uranium One

sxr Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). Uranium One owns the Dominion Uranium Project in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States and Kazakhstan. Uranium One holds an approximate 71.4% interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Other Matters and Cautionary Statement

Readers are advised to refer to the Resource Estimate, which is set out in the technical report entitled "Technical Report on the Sheep Mountain Uranium Project, Wyoming" prepared by Scott Wilson RPA for UPC and dated October 10, 2006. The Resource Estimate is available under UPC's profile located at www.sedar.com. The Resource Estimate provides the date of the estimate, details of the key assumptions, methods and parameters used in the estimate, details of grade or quality and quantity of each resource and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing or other relevant issues. The Resource Estimate

also provides information with respect to data verification in the estimation.

This document uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. United States investors are advised that, while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into measured or indicated resources or into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility, and it cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary assessments as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Scientific and technical information contained herein has been reviewed on behalf of Uranium One by Ms. J.M. Smith, P.Geo., Senior Vice President, Corporate Development, sxr Uranium One Inc., who is a qualified person for the purposes of NI 43-101.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

The Uranium One common shares described in this release have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to a U.S. person absent such registration or an available exemption therefrom.

Forward-looking statements: Certain of the statements made herein, including any information as to Uranium One's future financial or operating performance and statements regarding the timing and completion of the U.S. Energy transaction, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond Uranium One's ability to control or predict. In addition, resource estimates may be forward-looking statements (or forward-looking information) to the extent that they constitute estimates of mineralization that may be discovered in the future. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others, uranium and gold price volatility, impact of any hedging activities including margin limits and margin calls, discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries, changes in national and local government legislation, taxation, controls, regulations and political or economic developments in South Africa, Australia, the United States, Canada or other countries in which Uranium One does or may carry on business in the future, risks of sovereign investment, the speculative nature of uranium and gold exploration and development including the risks of obtaining necessary licences and permits, dilution, competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks), as well as the factors described or referred to in reports filed by Uranium One with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. Uranium One undertakes no obligation

to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated costs.

To receive the Corporation's news releases by email, please register on Uranium One's website - www.uranium1.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 11 482 3605; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 09:15e 23-FEB-07

END